THE REAL BROKERAGE INC.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE
HELD ON AUGUST 20, 2020

AND

MANAGEMENT INFORMATION CIRCULAR

DATED JULY 16, 2020

THE REAL BROKERAGE INC.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE THAT an annual general and special meeting (the "Meeting") of the shareholders of The Real Brokerage Inc. (the "Corporation") will be held at 133 Richmond Street West, Suite 302, Toronto, Ontario on Thursday, August 20, 2020 at 10:00 a.m. for the following purposes:

1. to receive the audited financial statements of the Corporation for the year end dated December 31, 2019 and the accompanying report of the auditors;

2. to appoint auditors of the Corporation for the ensuing year and to authorize the directors of the Corporation to fix the auditors' remuneration, as more fully described in the management information circular (the "Management Information Circular") accompanying this notice of Meeting;

3. to elect the directors of the Corporation to serve until the close of the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed;

4. to consider, and, if deemed appropriate, to pass, with or without variation, an ordinary resolution approving an amended and restated stock option plan for the Corporation in the form attached as Schedule "C" to this Management Information Circular;

5. to consider, and, if deemed appropriate, to pass, with or without variation, an ordinary resolution approving a new restricted share unit plan for the Corporation in the form attached as Schedule "D" to this Management Information Circular; and

6. to transact such other business as may be properly brought before the Meeting or any postponement or adjournment thereof.

Information relating to the items above is set forth in the Management Information Circular.

Only shareholders of record as of July 16, 2020, the record date, are entitled to notice of the Meeting and to vote at the meeting and at any adjournment or postponement thereof.

IMPORTANT

With respect to the current COVID-19 outbreak, REAL asks that, in considering whether to attend the meeting in person, shareholders follow the instructions of the Public Health Agency of Canada (https://www.canada.ca/en/public-health/services/diseases/2019-novel- coronavirus-infection.html).

REAL strongly encourages shareholders not to attend the meeting in person and instead to vote their shares by proxy. Any person who is experiencing any of the described COVID- 19 symptoms of fever, cough or difficulty breathing or has travelled in the 14 days prior to the Meeting will not be permitted entry into the meeting. REAL may take additional precautionary measures in relation to the meeting in response to further developments in the COVID-19 outbreak in its sole discretion.

SHAREHOLDERS MAY CONFERENCE INTO THE MEETING BY ZOOM (BUT WILL NOT BE PERMITTED TO VOTE OVER ZOOM IN THIS MANNER) AT:

Join from a PC, Mac, iPad, iPhone or Android device:

https://us02web.zoom.us/j/84743958925

Meeting ID: 847 4395 8925

Or join by phone by calling one of the below numbers and entering the meeting ID (for higher quality, dial a number based on your current location):

Canada: +1 647 558 0588, +1 647 374 4685, +1 587 328 1099, +1 438 809 7799, +1 204 272

7920, +1 778 907 2071

United States: +1 646 876 9923, +1 312 626 6799, +1 646 876 9923, +1 312 626 6799, +1 301

715 8592, +1 669 900 6833, +1 253 215 8782, +1 346 248 7799, +1 408 638 0968

Additional international numbers are available at https://us02web.zoom.us/u/kB40yxPF

DISCLAIMER

ANY PERSON WHO ATTENDS THE MEETING IN PERSON DOES SO AT HIS OR HER OWN RISK AND BY ATTENDING THE MEETING IN PERSON, SUCH PERSON ACKNOWLEDGES AND AGREES THAT THE CORPORATION AND THE DIRECTORS, OFFICERS AND AGENTS THEREOF ARE NOT LIABLE TO THE PERSON FOR ANY ILLNESSES OR OTHER ADVERSE REACTIONS THAT MAY RESULT FROM SUCH PERSON'S ATTENDANCE AT THE MEETING. ANY PERSON WHO ATTEMPTS TO ENTER THE MEETING BUT IS DENIED ENTRY ACKNOWELDGES AND AGREES THAT HE, SHE OR IT SHALL HAVE NO CLAIM AGAINST THE CORPORATION OR ITS, DIRECTORS OFFICERS OR AGENTS FOR SUCH DENIAL OF ENTRY INTO THE MEETING.

Despite the foregoing, it is desirable that as many common shares as possible be represented at the Meeting. If you do not expect to attend in person and would like your common shares represented, please complete the enclosed instrument of proxy and return it as soon as possible in the envelope provided for that purpose. To be valid, all instruments of proxy must be deposited at the office of the Registrar and Transfer Agent of the Corporation, Computershare Investor Services Inc., at its principal office at 100 University Ave, Toronto, Ontario M5J 2Y1 not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or any postponement or adjournment thereof. Late instruments of proxy may be accepted or rejected by the Chairman of the Meeting in his discretion and the Chairman is under no obligation to accept or reject any particular late instruments of proxy.

DATED at Toronto, Ontario this 16th day of July, 2020.

By Order of the Board of Directors of The Real Brokerage Inc.

(signed) "Tamir Poleg"
Tamir Poleg Chief Executive Officer

THE REAL BROKERAGE INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (this "Management Information Circular") is provided in connection with the solicitation of proxies by management of The Real Brokerage Inc. ("Real" or the "Corporation") for use at the Annual General and Special Meeting (the "Meeting") of the holders ("Shareholders") of common shares ("Common Shares") in the capital of the Corporation. The Meeting will be held on Thursday, August 20, 2020 at 10:00 a.m. at 133 Richmond Street West, Suite 302, Toronto, Ontario, or at such other time or place to which the Meeting may be adjourned, for the purposes set forth in the notice of annual general and special meeting accompanying this Management Information Circular (the "Notice"). Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, facsimile or other means of electronic communication. In accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the Common Shares held of record by such persons and the Corporation may reimburse such persons for reasonable fees and disbursements incurred by them in doing so. The costs thereof will be borne by the Corporation.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings or securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

Accompanying this Management Information Circular (and filed with applicable securities regulatory authorities) is a form of proxy for use at the Meeting ("Instrument of Proxy"). Each Shareholder who is entitled to attend at Shareholders' meetings is encouraged to participate in the Meeting and Shareholders are urged to vote on matters to be considered in person or by proxy.

Unless otherwise stated, the information contained in this Management Information Circular is given as of July 16, 2020 (the "Effective Date").

All time references in this Management Information Circular are in Eastern Daylight Time (Toronto time).

APPOINTMENT AND REVOCATION OF PROXIES

Appointment of a Proxy

Those Shareholders who wish to be represented at the Meeting by proxy must complete and deliver a proper form of proxy to Computershare Investor Services Inc. (the "Transfer Agent") either in person, or by mail or courier, to 100 University Ave., Toronto, Ontario, M5J 2Y1.

The persons named as proxyholders in the Instrument of Proxy accompanying this Management Information Circular are directors or officers of the Corporation and are representatives of the Corporation's management for the Meeting. A Shareholder who wishes to appoint some other person (who need not be a Shareholder) as his or her representative at the Meeting may do so by either: (i) crossing out the names of the management nominees AND legibly printing the other person's name in the blank space provided in the accompanying Instrument of Proxy; or (ii) completing another valid form of proxy. In either case, the completed form of proxy must be delivered to the Transfer Agent, at the place and within the time specified herein for the deposit of proxies. A Shareholder who appoints a proxy who is someone other than the management representatives named in the Instrument of Proxy should notify the nominee of the appointment, obtain the nominee's consent to act as proxy, and provide instructions on how the Common Shares are to be voted. The nominee should bring personal identification to the Meeting. In any case, the form of proxy should be dated and executed by the Shareholder or an attorney authorized in writing, with proof of such authorization attached (where an attorney executed the proxy form).

In order to validly appoint a proxy, instruments of proxy must be received by the Transfer Agent (the address is stated above or in the Instrument of Proxy) at least 48 hours prior to the Meeting or any adjournment or postponement thereof. After such time, the chairman of the Meeting may accept or reject a form of proxy delivered to him in his discretion but is under no obligation to accept or reject any particular late form of proxy.

Revoking a Proxy

A Shareholder who has validly given a proxy may revoke it for any matter upon which a vote has not already been cast by the proxyholder appointed therein. In addition to revocation in any other manner permitted by law, a proxy may be revoked with an instrument in writing signed and delivered to either the registered office of the Corporation or the Transfer Agent, 100 University Ave, Toronto, Ontario M5J 2Y1, at any time up to and including the last business day preceding the date of the Meeting, or any postponement or adjournment thereof at which the proxy is to be used, or deposited with the chairman of such Meeting on the day of the Meeting, or any postponement or adjournment thereof. The document used to revoke a proxy must be in writing and completed and signed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

Also, a Shareholder who has given a proxy may attend the Meeting in person (or where the Shareholder is a corporation, its authorized representative may attend), revoke the proxy (by indicating such intention to the chairman before the proxy is exercised) and vote in person (or withhold from voting).

Signature on Proxies

The form of proxy must be executed by the Shareholder or his or her duly appointed attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer whose title must be indicated. A form of proxy signed by a person acting as attorney or in some other representative capacity should indicate that person's capacity (following his signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with the Corporation).

Voting of Proxies

Each Shareholder may instruct his proxy how to vote his or her Common Shares by completing the blanks on the Instrument of Proxy.

The Common Shares represented by the enclosed proxy will be voted or withheld from voting on any motion, by ballot or otherwise, in accordance with any indicated instructions. In the absence of such direction, such Common Shares will be voted IN FAVOUR OF PASSING THE RESOLUTIONS DESCRIBED IN THE INSTRUMENT OF PROXY AND BELOW. If any amendment or variation to the matters identified in the Notice is proposed at the Meeting or any adjournment or postponement thereof, or if any other matters properly come before the Meeting or any adjournment or postponement thereof, the accompanying Instrument of Proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the appointed proxyholder. Unless otherwise stated, the Common Shares represented by a valid Instrument of Proxy will be voted in favour of the election of nominees set forth in this Management Information Circular except where a vacancy among such nominees occurs prior to the Meeting, in which case, such Common Shares may be voted in favour of another nominee in the proxyholder's discretion. As at the Effective Date, management of the Corporation knows of no such amendments or variations or other matters to come before the Meeting.

Advice to Beneficial Shareholders

The information set forth in this section is of importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their own name. Shareholders who hold their Common Shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Common Shares in their own name (referred to in this Management Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders who are registered shareholders (that is, shareholders whose names appear on the records maintained by the registrar and transfer agent for the Common Shares as registered holders of Common Shares) will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, those Common Shares will, in all likelihood, not be registered in the Shareholder's name. Such Common Shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker's client can only be voted at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the Instrument of Proxy provided directly to registered shareholders by the Corporation. However, its purpose is limited to instructing the registered shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("BFS") in Canada. BFS typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to BFS, or otherwise communicate voting instructions to BFS (by way of the Internet or telephone, for example). BFS then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder who receives a BFS voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction forms must be returned to BFS (or instructions respecting the voting of Common Shares must otherwise be communicated to BFS) well in advance of the Meeting in order to have the Common Shares voted. If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker, CDS & Co. or another intermediary, the Beneficial Shareholder may attend the Meeting as proxyholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder, should enter their own names in the blank space on the Instrument of Proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker.

All references to Shareholders in this Management Information Circular and the accompanying Instrument of Proxy and Notice are to registered Shareholders unless specifically stated otherwise.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Shareholders of record as of July 16, 2020 (the "Record Date") are entitled to receive notice and attend and vote at the Meeting. As at the Effective Date, the Corporation had 141,337,580 issued and outstanding Common Shares. These Common Shares are the only voting shares of the Corporation.

To the knowledge of the directors and officers of the Corporation, as at the Effective Date, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the issued and outstanding Common Shares except as stated below.

Name	Aggregate Number of Common Shares	Percentage of Outstanding Common Shares
Magma Venture Capital IV Management LP	24,498,927(1)	17.33%
Guy Gamzu	17,920,830(2)	12.68%

Notes:

(1) Comprised of 23,827,154 held by Magma Venture Capital IV LP and 671,773 Common Shares held by Magma Venture Capital IV CEO Fund LP, limited partnerships of which Magma Venture Capital IV Management LP is the general partner.

(2) Comprised of 16,660,455 Common Shares held by Cubit Investments Ltd., a company beneficially owned by Mr. Gamzu and 1,260,375 Common Shares held by Mr. Gamzu personally.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No directors or officers of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any one of them, is or was indebted, directly or indirectly, to the Corporation or its subsidiaries at any time since the beginning of the financial period ended December 31, 2019.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director or officer of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any other insider of the Corporation, nor any associate or affiliate of any one of them, has or has had, at any time since the beginning of the financial period ended December 31, 2019, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect the Corporation.

INTEREST OF DIRECTORS AND OFFICERS IN MATTERS TO BE ACTED UPON

Except as disclosed in this Management Information Circular, no director or senior officer of the Corporation, nor any proposed nominee for election as a director of the Corporation, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

EXECUTIVE COMPENSATION

Under applicable securities legislation, the Corporation is required to disclose certain financial and other information relating to the compensation of the Chief Executive Officer, the Chief Financial Officer and the most highly compensated executive officer of the Corporation as at the date of this Circular whose total compensation was more than $150,000 for the financial year of the Corporation ended December 31, 2019, other than the Chief Executive Officer and Chief Financial Officer (collectively the "Named Executive Officers"), and for the directors of the Corporation.

Summary Compensation Table

The following table (presented in accordance with Form 51-102F6V - Statement of Executive Compensation - Venture Issuers ("Form 51-102F6V") under National Instrument 51-102 - Continuous Disclosure Obligations) ("NI 51-102") sets out all direct and indirect compensation for, or in connection with, services provided to the Corporation and its subsidiaries for the two most recently completed financial years of the Corporation ended December 31, 2019 and December 31, 2018, in respect of the Named Executive Officers as well as the directors of the Corporation.

Table of compensation excluding compensation securities
Name and position	Year	Salary, consulting fee, retainer, or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)
Laurence Rose Past CEO, and Director(1)	2019 2018	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Philip Porat Past CFO(2)	2019 2018	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Daniel Goodman Past Director(3)	2019 2018	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Alan Simpson Past Director(4)	2019 2018	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

Notes:

(1) Laurence Rose served as CEO of the Corporation until completion of the Qualifying Transaction on June 5, 2020. Mr. Rose remained as a director of the Corporation after the Qualifying Transaction but did not receive any compensation as a director.

(2) Philip Porat served as CFO of the Corporation until completion of the Qualifying Transaction on June 5, 2020.

(3) Daniel Goodman was a director prior to the Qualifying Transaction completed on June 5, 2020.

(4) Alan Simpson was a director prior to the Qualifying Transaction completed on June 5, 2020.

Stock Options and Other Compensation Securities

There were no compensation securities granted or issued to any director by the Corporation during the financial year ended December 31, 2019 for services provided or to be provided, directly or indirectly, to the Corporation.

Stock Option Plans and Other Incentive Plans

The Stock Option Plan comprises the Corporation's only form of security-based incentive compensation plan.

Shareholders will be asked to pass an ordinary resolution to approve at the Meeting: (i) an amended and restated stock option plan for the Corporation in the form attached as Schedule "C" to this Management Information Circular; and (ii) a new restricted share unit plan for the Corporation in the form attached as Schedule "D" to this Management Information Circular. See "Matters to be Considered at the Meeting".

Employment, Consulting, and Management Agreements

The Corporation did not enter into any agreements with employees, consultants or directors with respect to management of the Corporation during the financial year ended December 31, 2019.

Compensation Discussion and Analysis

Introduction

The Compensation Discussion and Analysis section of this Circular sets out the objectives of the Corporation's executive compensation arrangements, the Corporation's executive compensation philosophy and the application of this philosophy to the Corporation's executive compensation arrangements.

When determining the compensation arrangements for the Named Executive Officers and directors, the Board considers the objectives of: (i) retaining an executive critical to the success of the Corporation and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and shareholders of the Corporation; and (iv) rewarding performance, both on an individual basis and with respect to the business in general.

Benchmarking

In determining the compensation level for each executive, the Board looks at factors such as the relative complexity of the executive's role within the organization, the executive's performance and potential for future advancement, the compensation paid by other companies in the same industry as the Corporation, and pay equity considerations.

Elements of Compensation

The compensation paid to the Named Executive Officers and directors in any year consists of two (2) primary components:

1. base salary; and 2. long-term incentives in the form of Options granted under the Stock Option Plan.

The Corporation believes that making a significant portion of the Named Executive Officers' and directors' compensation based on long-term incentives supports the Corporation's executive compensation philosophy, as these forms of compensation allow those most accountable for the Corporation's long-term success to acquire and hold the Corporation's shares. The key features of these two primary components of compensation are discussed below:

1. Base Salary

Base salary recognizes the value of an individual to the Corporation based on his or her role, skill, performance, contributions, leadership and potential. It is critical in attracting and retaining executive talent in the markets in which the Corporation competes for talent. Base salaries for the Named Executive Officers and directors are reviewed annually. Any change in the base salary of a Named Executive Officer or a director is generally determined by an assessment of such executive's performance, a consideration of competitive compensation levels in companies similar to the Corporation and a review of the performance of the Corporation as a whole and the role such executive officer played in such corporate performance.

2. Stock Option Awards

The Corporation provides long-term incentives to the Named Executive Officers and directors in the form of Options as part of its overall executive compensation strategy. The Board believes that Option grants serve the Corporation's executive compensation philosophy in several ways: they help attract, retain, and motivate talent; they align the interests of the Named Executive Officers and directors with those of the shareholders by linking a specific portion of the officer's total pay opportunity to share price; and they provide long-term accountability for Named Executive Officers and directors. The Corporation does not have any policies which permit or prohibit a Named Executive Officer or director to purchase financial instruments.

Shareholders will be asked to pass an ordinary resolution to approve amendments to the Stock Option Plan as well as a new restricted share unit plan at the Meeting. See "Matters to be Considered at the Meeting".

Pension Disclosure

There are no pension plan benefits in place for the Named Executive Officers or the directors of the Corporation.

Securities Authorized for Issuance under Equity Compensation Plans

No option-based or share-based awards were granted, vested or earned during the year ended December 31, 2019.

The following table sets forth the securities of the Corporation that are authorized for issuance under the equity compensation plans as at December 31, 2019.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	900,000	$0.10	10,000(1)
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
Total	900,000	$0.10	10,000(1)

Notes:

(1) This figure is based on the total number of shares authorized under the Stock Option Plan, less the number of stock options outstanding as at the Corporation's year ended December 31, 2019.

AUDIT COMMITTEE

Under National Instrument 52-110 - Audit Committees ("NI 52-110"), the Corporation is required to include in this Management Information Circular the disclosure required under Form 52-110F2 with respect to the audit committee (the "Audit Committee") of the Board, including the composition of the Audit Committee, the text of the Audit Committee charter (attached hereto as Schedule "A"), and the fees paid to the external auditor. The Corporation is relying on the exemption provided in Section 6.1 of NI 52-110 as the Corporation is a "venture issuer". As a result, the Corporation is exempt from the requirements of Part 3 (Composition of Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

Composition of the Audit Committee

The following are the current members of the Audit Committee:

Name	Independence(1)	Financial Literacy
Larry Klane	Independent	Financially Literate
Guy Gamzu	Independent	Financially Literate
Laurence Rose	Non-Independent	Financially Literate
Notes:
(1) The Corporation is a "venture issuer" for the purposes of NI 52-110. As such, the Corporation is exempt from the requirement to have the Audit Committee comprised entirely of independent members.

A majority of the members of the audit committee of the Corporation are not executive officers, employees or control persons of the Corporation or any of its affiliates.

Relevant Education and Experience

Larry Klane, Age 60 - Director

Larry Klane is an independent director, co-founder of an investment firm and prior CEO and business leader of an array of wholesale and retail financial services businesses globally. In addition to his executive experience, Mr. Klane has served on nine corporate boards-four public boards (two in the United States and two in Asia) and five private boards (two in the United States, two in Europe and one in Canada). Mr. Klane currently serves on the boards of Goldman Sachs Bank USA and Navient Corporation (Nasdaq: NAVI). Previously, Mr. Klane served as Chairman of the Board and CEO of Korea Exchange Bank and as a Director of Aozora Bank, publicly traded banks in Korea and Japan respectively. Prior to leading Korea Exchange Bank, Mr. Klane served as President of the Global Financial Services division of Capital One Financial Corporation. Mr. Klane joined Capital One in 2000 to help lead the company's transformation to a diversified financial services business. His responsibilities during his tenure included a broad range of consumer and business finance activities in the United States, Europe and Canada. He oversaw all merger and acquisition activities. Prior to Capital One, Mr. Klane was a Managing Director at Deutsche Bank and ran the Corporate Trust and Agency Services business acquired from Bankers Trust. Earlier in his career, Larry spent a decade in a variety of US and overseas consulting and strategy roles. Mr. Klane qualifies as a Qualified Financial Expert under SEC guidelines. In January 2014, Larry co-founded Pivot Investment Partners, a private investment firm focused on investing in a select set of high potential financial technology companies. Mr. Klane received his MBA from the Stanford Graduate School of Business and earned his undergraduate degree from Harvard College. In 2007, Mr. Klane was nominated by the President of the United States to sit on the Federal Reserve Board of Governors.

Guy Gamzu, Age 54 - Director

Guy Gamzu founded and has served as the Chairman of Cubit Investments Ltd., a privately owned investment company specializing in early stage venture finance since 1998 and serves as a director and chairman of a number of private technology companies.

Laurence Rose, Age 51 - Director

Laurence Rose serves as Chairman of Omega ATS Inc. and is President of private investment firm Matchpoint Financial Corp. Mr. Rose spent over eleven years at global investment bank Cantor Fitzgerald where his responsibilities included executive oversight of a number of business units, joint ventures, and investments. He served as Chairman, President and Chief Executive Officer of Cantor Fitzgerald Canada Corporation and Senior Managing Director of Cantor Fitzgerald & Co. Prior to joining Cantor Fitzgerald, Mr. Rose was founder and CEO of CollectiveBid Systems Inc. and its wholly-owned investment dealer subsidiary, CBID Markets Inc., which launched Canada's first Alternative Trading System (ATS). With over twenty-five years' experience in the capital markets and technology sectors, his professional experience also includes positions with RBC Dominion Securities Inc., Dow Jones Markets Inc. and Bridge Information Systems. Mr. Rose serves on a number of Boards of both corporate and non-profit organizations.

Audit Committee Oversight

At no time since the commencement of the Corporation's most recently completed financial period was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation's most recently completed financial period has the Corporation relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Audit Committee Charter

The Audit Committee has adopted specific policies and procedures for the engagement of non- audit services as described in Schedule "A" attached hereto.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Corporation's external auditors for the financial year ended December 31, 2019 are approximately as follows:

Financial Period Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees
December 31, 2019	$8,503	Nil	Nil	Nil
December 31, 2018	$8,500	Nil	Nil	Nil

Notes:

(1) "Audit Fees" includes fees for the performance of the annual audit and for accounting consultations on matters reflected in the financial statements.

(2) "Audit Related Fees" includes fees for assurance and related services, related to the performance of the review of the financial statements including "earn-in" audit work that are not reported under Audit Fees.

(3) "Tax Fees" includes the fees paid for tax compliance, tax planning and tax advice.

The Corporation is relying on the exemption provided in Section 6.1 of NI 52-110 as the Corporation is a "venture issuer".

CORPORATE GOVERNANCE

National Policy 58-201 - Corporate Governance Guidelines establishes corporate governance guidelines which apply to all public companies. The Corporation has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Corporation's practices comply with the guidelines; however, the Board considers that some of the guidelines are not suitable for the Corporation at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 - Disclosure of Corporate Governance Practices mandates disclosure of corporate governance practices, which disclosure is set out below.

(a) Independence of Members of Board

There are four directors on the Board, of which Larry Klane and Guy Gamzu are independent directors based upon the tests for independence set forth in National Instrument 52-110 - Audit Committees ("NI 52-110"). Tamir Poleg is not independent as he is a member of management of the Corporation. Laurence Rose is not independent because he was the former Chief Executive Officer and Chief Financial Officer of the Corporation prior to completion of the Qualifying Transaction.

(b) Management Supervision by Board

The Board has determined that the current constitution of the Board is appropriate for the Corporation's current stage of development. Independent supervision of management is accomplished through choosing management who demonstrate a high level of integrity and ability and having strong independent Board members.

(c) Participation of Directors in Other Reporting Issuers

The following directors of the Corporation presently hold directorships in other reporting issuers as set out below:

Name	Name of Reporting Issuer	Exchange	Position	From	To
Guy Gamzu	MediaMind Inc.	NASDAQ	Director	August 2010	March 2011
Larry Klane	Navient Corporation	NASDAQ	Director	May 2019	Present
	Verifone Systems	NYSE	Director	December 2017	August 2018

(d) Orientation and Continuing Education

While the Corporation does not have formal orientation and training programs, new Board members are provided with:

(a) information respecting the functioning of the Board, committees and copies of the Corporation's corporate governance policies;

(b) access to recent, publicly filed documents of the Corporation; and

(c) access to management.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management's assistance; and to attend related industry seminars. Board members have full access to the Corporation's records.

(e) Ethical Business Conduct

The Board views good corporate governance and ethical business conduct as an integral component to the success of the Corporation and to meet responsibilities to its shareholders. The Corporation has not yet adopted a Code of Conduct or taken formal steps to encourage or promote a culture of ethical business conduct.

(f) Nomination of Directors

The Board has responsibility for identifying potential Board candidates. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors.

(g) Compensation of Directors and the CEO and CFO

The Compensation Committee has the responsibility for determining compensation for the directors and senior management.

To determine compensation payable, the Compensation Committee reviews compensation paid to directors, CEOs and CFOs of companies of similar size and stage of development and determine an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Corporation. In setting the compensation, the Compensation Committee annually reviews the performance of the CEO and CFO in light of the Corporation's objectives and considers other factors that may have impacted the success of the Corporation in achieving its objectives.

(h) Board Committees

In addition to its Audit Committee, the Board has a Compensation Committee and Corporate Governance Committee. Larry Klane, Guy Gamzu and Laurence Rose serve on these committees.

(i) Corporate Governance Committee

The primary responsibilities of the Corporate Governance Committee are to serve as a nominating committee for directors and officers, recommend committee structures, review director independence and compensation and assist the Board in reviewing the performance of the Board and the Chief Executive Officer.

(j) Assessments

The Corporate Governance Committee annually, and at such other times as it deems appropriate, reviews the performance and effectiveness of the Board, the directors and its committees to determine whether changes in size, personnel or responsibilities are warranted. To assist in its review, the Board conducts informal surveys of its directors, and reports from the Audit Committee respecting its own effectiveness. As part of the assessments, the Board or the committee may review their respective mandate or charter and conduct reviews of applicable corporate policies.

MATTERS TO BE CONSIDERED AT THE MEETING

To the knowledge of the Board, the only matters to be brought before the Meeting are set forth in the accompanying Notice of Meeting. These matters are described in more detail under the headings below.

 1) Financial Statements

The audited financial statements of the Corporation for the year ended December 31, 2019 and the auditor's report thereon will be received at the Meeting. The audited financial statements of the Corporation and the auditor's report were delivered to each shareholder which has formally requested a copy thereof as required pursuant to applicable laws and are available on SEDAR at www.sedar.com.

 2) Appointment of Auditors

On June 8, 2020, Smythe LLP ("Smythe"), the former auditors of the Corporation, resigned at the request of the Board of Directors. The Board of Directors appointed Brightman Almagor Zohar & Co. (a firm in the Deloitte Global Network) ("Brightman") as auditors of the Corporation effective June 8, 2020, to fill the vacancy created thereby. In accordance with the provisions of NI 51-102, copies of the Corporation's Notice of Change of Auditor and each of the letters provided by both Smythe and Brightman in response (collectively, the "Reporting Package", which was filed on SEDAR) are attached hereto as Schedule "B". The Reporting Package has been reviewed and approved by the Board of Directors of the Corporation. The audit report of Smythe on the financial statements for the financial year ended December 31, 2019 and the financial period ended December 31, 2018 did not contain any reservation.

At the Meeting, shareholders will be asked to pass an ordinary resolution appointing Brightman as auditors of the Corporation, to hold office until the close of the next annual meeting of shareholders, at such remuneration as may be fixed by the directors of the Corporation.

It is the intention of the persons named in the enclosed Proxy, if not expressly directed to the contrary in such Proxy, to vote such proxies FOR the appointment of Brightman Almagor Zohar & Co., (a firm in the Deloitte Global Network) as auditors of the Corporation, to hold office until the close of the next annual meeting of shareholders, at such remuneration as may be fixed by the directors of the Corporation.

 3) Election of Directors

The Board of Directors has fixed the number of directors to be elected at the Meeting at four (4). Under the by-laws of the Corporation, directors of the Corporation are elected annually. Each director will hold office until the next annual meeting or until the successor of such director is duly elected or appointed, unless such office is earlier vacated in accordance with the by-laws.

In the absence of a contrary instruction, the person(s) designated by management of the Corporation in the enclosed form of proxy intend to vote FOR the election as directors of the proposed nominees whose names are set forth below, each of whom has been a director since the date indicated below opposite the proposed nominee's name. Management does not contemplate that any of the proposed nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the Common Shares represented by properly executed proxies given in favour of such nominee(s) may be voted by the person(s) designated by management of the Corporation in the enclosed form of proxy, in their discretion, in favour of another nominee.

The following table sets forth the name of each of the persons proposed to be nominated for election as a director of the Corporation, all positions and offices in the Corporation presently held by such nominees, the nominees' municipality and country of residence, principal occupation at the present time, the period during which the nominees have served as directors, and the number and percentage of Common Shares currently beneficially owned by the nominees, directly or indirectly, or over which control or direction is exercised.

Name and Place of Residence	Principal Occupation for Past Five (5) Years	Became Director	Number and Percentage of Common Shares Beneficially Owned or Controlled(1)
Tamir Poleg Tel Aviv, Israel	Chief Executive Officer, Real Technology Broker Ltd.	June 5, 2020	9,578,850 (6.78%)
Guy Gamzu(2) Tel Aviv, Israel	Investor	June 5, 2020	17,920,830 (12.68%)(3)
Larry Klane(2) Westport, Connecticut	Partner, Pivot Investment Partners	June 5, 2020	4,575,164 (3.24%)(4)
Laurence Rose(2) Toronto, Ontario	Chairman, Omega ATS Inc.	February 28, 2018	2,718,542(5) (1.92%)

Notes:

(1) Based on 141,337,580 Common Shares issued and outstanding as at the date hereof.

(2) Member of the Audit Committee.

(3) Comprised of 16,660,455 Common Shares held by Cubit Investments Ltd., a company beneficially owned by Mr. Gamzu and 1,260,375 Common Shares held by Mr. Gamzu personally.

(4) Held by Poom Holdings LLC, a company beneficially owned by Mr. Klane.

(5) Held by Matchpoint Capital Inc., a company beneficially owned by Mr. Rose.

Biographical information regarding the proposed directors is set out below.

Tamir Poleg, Age 44 - Chairman, Chief Executive Officer and Director

Tamir Poleg is the Co-Founder and CEO of Real Technology Broker Ltd. ("Real Technology") since it was founded in 2014. Prior to founding Real Technology, Mr. Poleg founded and served as the Chief Executive Officer of Optimum RE Investments - a real estate company focused on multi-family investments and operations. Prior to shifting to real estate, Mr. Poleg served in executive sales and business development positions with several technology companies, focusing on wireless infrastructure development and deployment across multiple continents. With over 15 years of real estate experience, including serving as a construction manager, and 9 years of technology company experience, Mr. Poleg is considered an expert in real estate technology and a member of Forbes Real Estate Council. Mr. Poleg holds a bachelor's degree in economics and several real estate related accreditations. Mr. Poleg is the sole director and officer of each of Real's subsidiaries.

Larry Klane, Age 60 - Director

Larry Klane is an independent director, co-founder of an investment firm and prior CEO and business leader of an array of wholesale and retail financial services businesses globally. In addition to his executive experience, Mr. Klane has served on nine corporate boards-four public boards (two in the United States and two in Asia) and five private boards (two in the United States, two in Europe and one in Canada). Mr. Klane currently serves on the boards of Goldman Sachs Bank USA and Navient Corporation (Nasdaq: NAVI). Previously, Mr. Klane served as Chairman of the Board and CEO of Korea Exchange Bank and as a Director of Aozora Bank, publicly traded banks in Korea and Japan respectively. Prior to leading Korea Exchange Bank, Mr. Klane served as President of the Global Financial Services division of Capital One Financial Corporation. Mr. Klane joined Capital One in 2000 to help lead the company's transformation to a diversified financial services business. His responsibilities during his tenure included a broad range of consumer and business finance activities in the United States, Europe and Canada. He oversaw all merger and acquisition activities. Prior to Capital One, Mr. Klane was a Managing Director at Deutsche Bank and ran the Corporate Trust and Agency Services business acquired from Bankers Trust. Earlier in his career, Larry spent a decade in a variety of US and overseas consulting and strategy roles. Mr. Klane qualifies as a Qualified Financial Expert under SEC guidelines. In January 2014, Larry co-founded Pivot Investment Partners, a private investment firm focused on investing in a select set of high potential financial technology companies. Mr. Klane received his MBA from the Stanford Graduate School of Business and earned his undergraduate degree from Harvard College. In 2007, Mr. Klane was nominated by the President of the United States to sit on the Federal Reserve Board of Governors.

Guy Gamzu, Age 54 - Director

Guy Gamzu founded and has served as the Chairman of Cubit Investments Ltd., a privately owned investment company specializing in early stage venture finance since 1998 and serves as a director and chairman of a number of private technology companies.

Laurence Rose, Age 51 - Director

Laurence Rose serves as Chairman of Omega ATS Inc. and is President of private investment firm Matchpoint Financial Corp. Mr. Rose spent over eleven years at global investment bank Cantor Fitzgerald where his responsibilities included executive oversight of a number of business units, joint ventures, and investments. He served as Chairman, President and Chief Executive Officer of Cantor Fitzgerald Canada Corporation and Senior Managing Director of Cantor Fitzgerald & Co. Prior to joining Cantor Fitzgerald, Mr. Rose was founder and CEO of CollectiveBid Systems Inc. and its wholly-owned investment dealer subsidiary, CBID Markets Inc., which launched Canada's first Alternative Trading System (ATS). With over twenty-five years' experience in the capital markets and technology sectors, his professional experience also includes positions with RBC Dominion Securities Inc., Dow Jones Markets Inc. and Bridge Information Systems. Mr. Rose serves on a number of Boards of both corporate and non-profit organizations.

Corporate Cease Trade Orders or Bankruptcies

No person proposed to be nominated for election as a director at the Meeting is or has been, within the preceding ten years, a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

(a) was the subject of a cease trade or similar order, or an order that denied such company access to any exemptions under applicable securities legislation that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or

(b) was the subject of a cease trade or similar order, or an order that denied such company access to any exemptions under applicable securities legislation that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No person proposed to be nominated for election as a director at the Meeting is or has been, within the preceding ten years, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No person proposed to be nominated for election as a director at the Meeting is or has, within the preceding ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or has become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

 4) Approval of the Stock Option Plan Amendments

The existing Stock Option Plan (the "Existing Stock Option Plan") is a "rolling" stock option plan under the policies of the TSXV, as under the Existing Stock Option Plan the Corporation is authorized to grant Options of up to 10% of its issued and outstanding Common Shares at the time of the stock option grant, from time to time. The purpose of the Existing Stock Option Plan is to advance the interests of the Corporation by encouraging the directors, officers, employees and consultants of the Corporation to acquire Common Shares, thereby increasing their proprietary interest in the Corporation and furnishing them with additional incentive in their efforts on behalf of the Corporation in the conduct of its business and affairs.

Under the terms of the Existing Stock Option Plan, a maximum of 14,133,758 Common Shares (representing approximately 10% of the currently outstanding Common Shares of the Corporation) are reserved for issuance. The Board and management is of the view that the Existing Stock Option Plan does not have enough Common Shares reserved for option grants to meet the Corporation's future needs in the short term. Accordingly, management believes that it is appropriate to amend the Existing Stock Option Plan from a "rolling" 10% plan to a "fixed" 20% plan. Under a fixed 20% plan, the maximum number of Common Shares issuable would be 28,267,516 Common Shares, which will represent approximately 20% of the Corporation's current issued and outstanding Common Shares.

In making the decision to seek Shareholder approval of the amendment to the Existing Stock Option Plan, management noted that the utilization of Options has been and will continue to be an important factor in attracting and keeping superior quality personnel. Management believes that, at this stage of the Corporation's growth and development, it is imperative that the Corporation have sufficient flexibility in its incentive arrangements to permit it to compete with other entities in its industry which utilize share incentive options in hiring and retaining key personnel.

In light of the above, Shareholders are being requested to pass an ordinary resolution, the text of which is set forth below, approving an amended and restated stock option plan to change the Existing Stock Option Plan from a "rolling" 10% stock option plan to a "fixed" 20% stock option plan together with certain other amendments (the "Amended and Restated Stock Option Plan"). Under the Amended and Restated Stock Option Plan, as Options are granted, the number of Options available for future grants is reduced by an amount equal to the number of Options granted.

The following is a summary of the principal terms of the Amended and Restated Stock Option Plan and is qualified in its entirety by the full text of the Amended and Restated Stock Option Plan which is set out in Schedule "C" to this Management Information Circular. The Amended and Restated Stock Option Plan is administered by the Board, which has full and final authority with respect to the granting of all options thereunder subject to the requirements of the TSXV. Options may be granted under the Amended and Restated Stock Option Plan to such directors, officers, employees or consultants of the Corporation and its affiliates, if any, as the Board may from time to time designate. Under the policies of the TSXV, options granted under such a fixed plan are not required to have a vesting period, although the directors may continue to grant options with vesting periods, as the circumstances require. The Amended and Restated Stock Option Plan authorizes the Board to grant Options to the optionees (the "Optionee") on the following terms (capitalized terms not defined herein have the meaning ascribed to them in the Existing Stock Option Plan):

  If Options expire or otherwise terminate for any reason without having been exercised, the number of Common Shares in respect of the expired or terminated Options will again be available for the purposes of the Amended and Restated Stock Option Plan.

  The Amended and Restated Stock Option Plan may be terminated by the Board at any time, but such termination will not alter the terms or conditions of any options awarded prior to the date of such termination. Any Options outstanding when the Amended and Restated Stock Option Plan is terminated will remain in effect until they are exercised or expire or are otherwise terminated in accordance with the provisions of the Amended and Restated Stock Option Plan.

  The Amended and Restated Stock Option Plan provides that it is solely within the discretion of the Board to determine who should receive Options and in what amounts. The Board may issue a majority of the options to insiders of the Corporation. However, in no case will the issuance of common shares upon the exercise of Options granted under the Amended and Restated Stock Option Plan result in:

  i. The total number of Options awarded to any one individual in any twelve month period shall not exceed 5% of the issued and outstanding Shares of the Corporation at the Award Date (unless the Corporation has obtained disinterested shareholder approval);

  ii.   The total number of Options awarded to any one Consultant for the Corporation shall not exceed 2% of the issued and outstanding Shares of the Corporation at the Award Date without consent being obtained from the Exchange; and

  iii.   The total number of Options awarded to all persons employed by the Corporation who perform Investor Relations Activities for the Corporation shall not exceed 2% of the issued and outstanding Shares of the Corporation, in any twelve month period, calculated at the Award Date without consent being obtained from the Exchange.

Options granted under the Amended Stock Option Plan will be for a term so fixed by the Board at the time the Option is awarded, provided that such date shall not exceed ten (10) years from the date of its grant (which is a change from a five (5) year term under the Existing Stock Option Plan). Unless the Corporation otherwise decides, in the event an Option Holder ceases to be a consultant or employee of the Corporation (other than by reason of death), vested options will expire on the 90th day following the date the holder ceases to be an Employee (or on the 30th day in the case of an Optionee who is engaged in investor relations activities). In the case that the Option Holder ceases to be such as a result of termination for cause, the Expiry Date shall be the date the Option Holder ceases to be an Employee of the Corporation.

The Exercise Price shall be that price per Share, as determined by the Board in its sole discretion, and announced as of the Award Date, at which an Option Holder may purchase a Share upon the exercise of an Option, provided that it shall not be less than the closing price of the Corporation's Shares traded through the facilities of the Exchange (or, if the Shares are no longer listed for trading on the Exchange, then such other exchange or quotation system on which the Shares are listed or quoted for trading) on the day preceding the Award Date, less any discount permitted by the Exchange, or such other price as may be required or permitted by the Exchange.

In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

Options may not be assigned or transferred, and all Option Certificates will be so legended, provided however that the Personal Representatives of an Option Holder may exercise the Option within the Exercise Period. Common shares will not be issued pursuant to Options granted under the Amended and Restated Stock Option Plan until they have been fully paid for.

Upon a Change of Control (as that term is defined in the Amended and Restated Stock Option Plan), the Board may require that an Option granted under the Plan may be exercised (whether or not such Option as vested) by the Optionee at any time up to an including the expiry time of the Option and the Board may require the acceleration of the time for exercise of the Option. Notwithstanding the foregoing, no acceleration of the vesting of Options held by Optionees performing Investor Relations Activities shall occur without the prior written consent of the Exchange.

In order to be effective, the Stock Option Plan Resolution requires the approval of not less than 50% of the votes cast by the disinterested Shareholders represented at the Meeting in person or by proxy. To the knowledge of the Corporation, a total of 38,188,099 Common Shares (being approximately 27.02% of the issued and outstanding Common Shares) are held by Shareholders who are considered insiders and to whom Stock Options may be granted, and the associates thereof, and will be excluded from voting on the Stock Option Plan Resolution.

If the Stock Option Plan Resolution is approved, the Board retains the power to revoke it at all times without any further approval by the Shareholders. The Board will only exercise such power in the event that it is, in its opinion, in the best interest of the Corporation. If the Stock Option Plan Resolution is not approved then the Existing Stock Option Plan will remain in force.

At the Meeting, shareholders will be asked to pass an ordinary resolution approving the amendments to the Stock Option Plan (the "Stock Option Plan Resolution") in the following form:

"BE IT HEREBY RESOLVED as an ordinary resolution that

(1) subject to the approval of the TSX Venture Exchange, the Amended and Restated Stock Option Plan including the amendment from a 10% "rolling" plan to a 20% "fixed" plan, under which the maximum number of common shares of the Corporation ("Common Shares") reserved for issuance will be increased from 14,133,758 to 28,267,516 Common Shares, all of which such amendments are set out in an amended and restated stock option plan set out in Schedule "C" to this Management Information Circular is hereby approved;

(2) any director or officer of the Corporation be, and such director or officer of the Corporation hereby is, authorized, instructed and empowered, acting for, in the name of and on behalf of the Corporation, to execute and deliver or cause to be executed and delivered all such documents and instruments, and to do or to cause to be done all such other acts and things as in the opinion of such director or officer of the Corporation may be necessary or desirable in order to fulfill the intent of this resolution; and

(3) the board of directors of the Corporation, in its sole and complete discretion, may act upon this resolution to effect the adoption of the amended and restated Stock Option Plan, or if deemed appropriate and without any further approval from the shareholders of the Corporation, may choose not to act upon this resolution notwithstanding shareholder approval of the amended and restated Stock Option Plan and are authorized to revoke this resolution in their sole discretion."

(the "Stock Option Plan Resolution")

The Board has unanimously approved the amendments to the Stock Option Plan and recommends that shareholders vote FOR the Stock Option Plan Resolution.

In order to be effective, the Stock Option Plan Resolution must be approved by at least a majority of the votes cast by shareholders who vote in respect of the Stock Option Plan Resolution.

Unless the shareholder has specified in the enclosed Proxy that the common shares represented by such Proxy are to be voted against the Stock Option Plan Resolution, the persons named in the enclosed Proxy will vote FOR the Stock Option Plan Resolution.

 5) Approval of RSU Plan

The Stock Option Plan of the Corporation requires that the addition of a deferred or restricted share unit or any other provision which results in participants under the Stock Option Plan receiving securities while no cash consideration is received by the Corporation requires the approval of the Board of Directors, the TSX Venture Exchange ("TSXV") and the shareholders of the Corporation.

At the Meeting, shareholders of the Corporation will be asked to consider and, if thought appropriate, pass an ordinary resolution in the form set out below, approving a new restricted share unit plan for the Corporation (the "RSU Plan").

A summary of the material terms of the RSU Plan is set forth below. The summary information is qualified in its entirety by the full text of the RSU Plan, a copy of which is attached as Schedule "D" to this Management Information Circular.

  Eligible Persons. The Board of Directors or a committee delegated by the Board of Directors under the RSU Plan (the "Committee") may grant RSUs to directors, officers, employees or consultants of the Corporation or a subsidiary of the Corporation (the "Participants"), other than persons performing Investor Relations Activities, provided that the Board, together with such individuals or companies, are responsible for ensuring and confirming that such person is a bona fide Participant.

  Fixed Plan. The RSU Plan is a fixed plan, such that the aggregate number of common shares that may be issued pursuant to the Plan shall not exceed 28,267,516 common shares, less the number of Shares issuable pursuant to all other security based compensation arrangements (including the Amended and Restated Stock Option Plan).

  Vesting. Each RSU will vest in such manner as determined by the Board of Directors or the Committee at the time of grant.

  Settlement of RSU's. On the Vesting Date, the Corporation at its sole and absolute discretion have the option of settling the RSUs in cash (if applicable), shares acquired by the Corporation on the TSXV or shares to be issued from the treasury of the Corporation.

  Limitations. The RSU Plan includes the following additional limitations: (i) the number of common shares reserved for issuance to any one Participant retained as a consultant to provide services to the Corporation or its subsidiaries under all security based compensation arrangements in any 12 month period shall not exceed 2% of the issued and outstanding common shares; (ii) the number of common shares reserved for issuance to any one Participant under all security based compensation arrangements in any 12 month period will not exceed 5% of the issued and outstanding common shares; (iii) unless the Corporation has received disinterested shareholder approval to do so, the number of common shares issuable to insiders, at any time, under all security based compensation arrangements, shall not exceed 10% of the issued and outstanding common shares; and (iv) unless the Corporation has received disinterested shareholder approval to do so the number of common shares issued to insiders, within any one year period, under all security based compensation arrangements, shall not exceed 10% of the issued and outstanding common shares.

  Ceasing to be a director, officer, employee or consultant. The RSU Plan provides that that if a Participant shall cease to be a director or officer of or be in the employ of, or a consultant or other Participant to, the Corporation or a subsidiary for any reason whatsoever including, without limitation, retirement, resignation or involuntary termination (with or without cause), as determined by the Board of Directors in its sole discretion, before all of the awards respecting RSUs credited to the Participant's account have vested or are forfeited pursuant to any other provision hereof, (i) such Participant shall cease to be a Participant as of the forfeiture date, (ii) the former Participant shall forfeit all unvested awards respecting RSUs credited to the Participant's account effective as at the forfeiture date, (iii) any award value corresponding to any vested RSUs remaining unpaid as of the forfeiture date shall be paid to the former Participant and (iv) the former Participant shall not be entitled to any further payment from the RSU Plan:

  Change of control In the event of a Change of Control (as defined in the RSU Plan), the Board or the Committee shall have absolute discretion to determine if all issued and outstanding RSUs shall vest (whether or not then vested) upon the Change of Control and the vesting date shall be the date which is immediately prior to the time such Change of Control takes place, or at such earlier time as may be established by the Board of Directors or the Committee, in its absolute discretion, prior to the time such Change of Control takes place.

  Transferability. Except as required by law, the rights of a Participant hereunder are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the Participant.

  Amendments The Board of Directors may amend the RSU Plan in any way, or discontinue the RSU Plan altogether, and may amend, in any way, any RSU granted under the RSU Plan at any time without the consent of a Participant, provided that such amendment shall not adversely alter or impair any RSU previously granted under the RSU Plan or any related RSU agreement, except as otherwise permitted under the RSU Plan. In addition, the Board of Directors may, by resolution, make any amendment to the RSU Plan or any RSU granted under it (together with any related RSU agreement) without shareholder approval, provided however, that the Board will not be entitled to amend the RSU Plan or any RSU granted under it without shareholder (disinterested shareholder approval if applicable) and, if applicable, TSXV approval, in order to: (i) increase the maximum number of shares issuable pursuant to the RSU Plan; (ii) cancel an RSU and subsequently issue to the holder of such RSU a new RSU in replacement thereof; (iii) extend the term of an RSU, but not beyond the Expiry Date; (iv) permit the assignment or transfer of an RSU other than as provided for in the RSU Plan; (v) add to the categories of persons eligible to participate in this Plan; or (vi) in any other circumstances where TSXV and shareholder approval is required by the TSXV. Any renewal of this plan will be subject to disinterested shareholder approval, and TSXV approval as applicable.

In order to be effective, the RSU Plan Resolution requires the approval of not less than 50% of the votes cast by the disinterested Shareholders represented at the Meeting in person or by proxy. To the knowledge of the Corporation, a total of 38,188,099 Common Shares (being approximately 27.02% of the issued and outstanding Common Shares) are held by Shareholders who are considered insiders and to whom RSUs may be granted, and the associates thereof, and will be excluded from voting on the RSU Plan Resolution.

At the Meeting, shareholders will be asked to pass an ordinary resolution approving the RSU Plan (the "RSU Plan Resolution") in the following form:

"BE IT HEREBY RESOLVED as an ordinary resolution that

(1) The Corporation's restricted share unit plan in the form attached as Schedule "D" of the Management Information Circular be approved;

(2) The Board of Directors be authorized on behalf of the Corporation to make any amendments to the form of restricted share unit plan presented hereunder as may be required by the regulatory authorities, without further approval of the shareholders of the Corporation, in order to ensure adoption of the restricted share unit plan; and

(3) Any director or officer of the Corporation is authorized and directed to do or to cause to be done all such other acts and things as in the opinion of such director or officer of the Corporation may be necessary or desirable in order to fulfill the intent of this resolution."

 (the "RSU Plan Resolution")

The Board has unanimously approved the RSU Plan and recommends that shareholders vote FOR the RSU Plan Resolution.

In order to be effective, the RSU Plan Resolution must be approved by at least a majority of the votes cast by shareholders who vote in respect of the RSU Plan Resolution.

Unless the shareholder has specified in the enclosed Proxy that the common shares represented by such Proxy are to be voted against the RSU Plan Resolution, the persons named in the enclosed Proxy will vote FOR the RSU Plan Resolution.

ADDITIONAL INFORMATION

Additional information about the Corporation is located on SEDAR at www.sedar.com. Financial information is provided in the Corporation's financial statements and Management's Discussion and Analysis ("MD&A") for the financial year ended December 31, 2019, which were filed on SEDAR on February 18, 2020.

Under National Instrument 51-102 Continuous Disclosure Obligations, any person or company who wishes to receive interim financial statements from the Corporation may deliver a written request for such material to the Corporation or the Corporation's agent, together with a signed statement that the persons or company is the owner of securities of the Corporation. Shareholders who wish to receive interim financial statements are encouraged to send the enclosed mail card, together with the completed Proxy, in the addressed envelope provided, to the Corporation's registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1. The Corporation will maintain a supplemental mailing list of persons or companies wishing to receive interim financial statements.

Shareholders may contact the Corporation to request copies of the financial statements and MD&A by writing to the Corporation's CFO, Gus Patel, at the following address:

THE REAL BROKERAGE INC.
133 Richmond Street West, Suite 302
Toronto, Ontario
M5H 2L3

DIRECTORS APPROVAL

The contents of this Management Information Circular and the sending thereof to the Shareholders of the Corporation have been approved by the Board.

Dated July 16, 2020

(signed) "Tamir Poleg"
Tamir Poleg Chief Executive Officer

SCHEDULE "A"

THE REAL BROKERAGE INC. (THE "CORPORATION") AUDIT COMMITTEE CHARTER

(a) Mandate

The primary function of the Audit Committee is to assist the board of directors (the "Board") in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Corporation to regulatory authorities and shareholders, the Corporation's systems of internal controls regarding finance and accounting and the Corporation's auditing, accounting and financial reporting processes. Consistent with this function, the Audit Committee will encourage continuous improvement of, and should foster adherence to, the Corporation's policies, procedures and practices at all levels. The Audit Committee's primary duties and responsibilities are to:

(i) Serve as an independent and objective party to monitor the Corporation's financial reporting and internal control system and review the Corporation's financial statements.

(ii) Review and appraise the performance of the Corporation's external auditors.

(iii) Provide an open avenue of communication among the Corporation's auditors, financial and senior management and the Board.

(b) Composition

The Audit Committee shall be comprised of three directors as determined by the Board, the majority of whom shall be free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Audit Committee.

At least one member of the Audit Committee shall have accounting or related financial management expertise. All members of the Audit Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Audit Committee's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Corporation's financial statements.

The members of the Audit Committee shall be elected by the Board at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board, the members of the Audit Committee may designate a Chair by a majority vote of the full Audit Committee membership.

(c) Meetings

The Audit Committee shall meet at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Audit Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

(d) Responsibilities and Duties

(i) Documents/Reports Review

 To fulfill its responsibilities and duties, the Audit Committee shall:

(A) Review and update this Charter annually.

(B) Review the Corporation's financial statements, MD&A, any annual and interim earnings and press releases before the Corporation publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

(ii) External Auditors

(A) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board and the Audit Committee as representatives of the shareholders of the Corporation.

(B) Obtain annually, a formal written statement of the external auditors setting forth all relationships between the external auditors and the Corporation, consistent with Independence Standards Board Standard 1.

(C) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(D) Take, or recommend that the full Board take appropriate action to oversee the independence of the external auditors.

(E) Recommend to the Board the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(F) At each meeting of the Audit Committee, consult with the external auditors, without the presence of management, about the quality of the Corporation's accounting principles, internal controls and the completeness and accuracy of the Corporation's financial statements.

(G) Review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation.

(H) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(I) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Corporation's external auditor. The pre-approval requirement is waived with respect to the provision of non-audit services provided;

(I) the aggregate amount of all such non-audit services provided to the Corporation constitutes not more than five percent of the total amount of fees paid by the Corporation to its external auditor during the fiscal year in which the non-audit services are provided;

(II) such services were not recognized by the Corporation at the time of the engagement to be non-audit services; and

(III) such services are promptly brought to the attention of the Audit Committee and approved, prior to the completion of the audit, by the Audit Committee or by one or more members of the Audit Committee to whom authority to grant such approvals has been delegated by the Audit Committee.

Provided the pre-approval of the non-audit services is presented to the Audit Committee's first scheduled meeting following such approval, such authority may be delegated by the Audit Committee to one or more independent members of the Audit Committee.

(e) Financial Reporting Processes

(i) In consultation with the external auditor, review with management the integrity of the Corporation's financial reporting process, both internal and external.

(ii) Consider the external auditors' judgments about the quality and appropriateness of the Corporation's accounting principles as applied in its financial reporting.

(iii) Consider and approve, if appropriate, changes to the Corporation's auditing and accounting principles and practices as suggested by the external auditor and management.

(iv) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditor as to appropriateness of such judgments.

(v) Following completion of the annual audit, review separately with management and the external auditor any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(vi) Review any significant disagreement among management and the external auditor in connection with the preparation of the financial statements.

(vii) Review with the external auditor and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(viii) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(ix) Review the certification process.

(x) Establish a procedure for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

(f) Other

Review any related-party transactions.

 SCHEDULE "B"

THE REAL BROKERAGE INC.
NOTICE OF CHANGE OF AUDITOR

TO: Smythe LLP

AND TO: Brightman Almagor Zohar & Co.

AND TO: British Columbia Securities Commission
 Alberta Securities Commission
 Ontario Securities Commission
 TSX Venture Exchange

The Real Brokerage Inc. (formerly ADL Ventures Inc.) (the "Company") gives the following notice in accordance with 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations (NI 51-102):

1. The Company has decided to change its auditor from Smythe LLP (the "Former Auditor") to Brightman Almagor Zohar & Co. (the "Successor Auditor"). Consequently, on June 8, 2020, the Company asked the Former Auditor to resign. The Former Auditor submitted their resignation effective June 5, 2020. Pursuant to the Business Corporations Act (British Columbia), the directors are entitled to fill any casual vacancy in the office of the new auditor. The Successor Auditor has agreed to its appointment as the Company's new auditor.

2. The Former Auditor resigned at the Company's request.

3. The making of the Company's request for the Former Auditor to resign as auditor of the Company and the appointment of the Successor Auditor as auditor of the Company, were considered and approved by the Audit Committee of the Board of Directors of the Company and also by the Board of the Directors of the Company.

4. There were no modified opinions in the Former Auditor's reports in connection with the audits of the Company's fiscal year ended December 31, 2019 and fiscal period ended December 31, 2018. There have been no further audits of financial statements subsequent to the Company's most recently completed fiscal year and ending on the date of the Former Auditor's resignation.

5. There are no "reportable events", as defined in NI 51-102.

DATED as of this 8th day of June, 2020.

THE REAL BROKERAGE INC. (FORMERLY ADL VENTURES INC.)

/s/ "Tamir Poleg"
Name: Title:	Tamir Poleg Chief Executive Officer

June 9, 2020

TSX Venture Exchange
British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Dear Sirs:

Re: The Real Brokerage Inc. (formerly ADL Ventures Inc.) (the "Company") Change of Auditor

We are writing in accordance with Section 4.11(5)(a) of National Instrument 51-102 Continuous Disclosure Obligations ("NI 51-102"). We wish to confirm that we have read the Notice of Change of Auditor of the Company dated June 8, 2020 and that based on our current knowledge we are in agreement with the information contained in such Notice.

Yours very truly,

TSX Venture Exchange
British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Dear Sirs:

Re: The Real Brokerage Inc. (formerly  ADL Ventures Inc.) (the "Company") Change of Auditor

We are writing in accordance with Section 4.11(5)(a) of National Instrument 51-102 Continuous Disclosure Obligations ("NI 51-102"). We wish to confirm that we have read the Notice of Change of Auditor of the Company dated June 8, 2020 and that based on our current knowledge we are in agreement with the information contained in such Notice.

Yours very truly,

Brightman Almagor Zohar & Co.
Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel
June 9, 2020

SCHEDULE "C"

THE REAL BROKERAGE INC.
AMENDED AND RESTATED STOCK OPTION PLAN

THE REAL BROKERAGE INC.
AMENDED AND RESTATED STOCK OPTION PLAN

1. Purpose of the Plan

1.1 The purpose of the Plan is to give to Eligible Persons the opportunity to participate in the success of the Corporation by granting to such individuals Options to acquire common shares of the Corporation in accordance with the terms of the Plan, thereby giving such Eligible Persons an ongoing proprietary interest in the Corporation.

2. Defined Terms

Where used herein, the following terms shall have the following meanings:

2.1 "BCSA" means the Securities Act, R.S.B.C. 1996, c. 418.

2.2 "Blackout Period" means a period of time during which the Optionee cannot exercise an Option, or sell the Shares issuable pursuant to an exercise of Options, due to applicable policies of the Corporation in respect of insider trading.

2.3 "Board" means the board of directors of the Corporation, or, if established and duly authorized to act with respect to this Plan, any committee of the board of directors of the Corporation.

2.4 "Broker" has the meaning specified in Section 11.1.

2.5 "Change of Control Event" has the meaning specified in Section 9.1.

2.6 "Company" means, unless specifically indicated otherwise, a corporation, incorporated association or organization, body corporate, partnership, trust, association or other entity other than an individual.

2.7 "Consultant" has the meaning specified in the Exchange Manual.

2.8 "Corporation" means The Real Brokerage Inc. and its successors.

2.9 "Disability" means any disability with respect to an Optionee which the Board, in its sole and unfettered discretion, considers likely to permanently prevent the Optionee from:

(a) being employed or engaged by the Corporation or its Subsidiaries in a position the same as or similar to that in which he was last employed or engaged by the Corporation or its Subsidiaries; or

(b) acting as a director or officer of the Corporation or its Subsidiaries.

2.10 "Eligible Person" means a bona fide:

(a) director, senior officer, or Employee of the Corporation or any of its Subsidiaries;

(b) a Company that is wholly-owned by any of the foregoing; or

(c) a Consultant.

2.11 "Employee" has the meaning specified in the Exchange Manual.

2.12 "Event of Termination" has the meaning specified in Section 6.2.

2.13 "Exchange" means the TSX Venture Exchange, or, if any time the Shares are not listed for trading on such exchange, any other stock exchange (including the Toronto Stock Exchange) on which the Shares are then listed and posted for trading from time to time as may be designated by the Board.

2.14 "Exchange Manual" means the Corporate Finance Manual of the Exchange.

2.15 "Expiry Time" means, with respect to any Option, the close of business on the date upon which such Option expires.

2.16 "Insider" has the meaning specified in the Exchange Manual.

2.17 "Investor Relations Activities" has the meaning specified in the Exchange Manual.

2.18 "Market Price" means the last closing price of the Shares on the Exchange prior to the grant of an Option.

2.19 "Option" means an option to purchase Shares granted to an Eligible Person under the Plan.

2.20 "Option Price" means the price per Share at which Optioned Shares may be purchased under an Option, as the same may be adjusted from time to time in accordance with Article 8.

2.21 "Optioned Shares" means the Shares issuable pursuant to an exercise of Options.

2.22 "Optionee" means an Eligible Person to whom an Option has been granted and who continues to hold such Option.

2.23 "Plan" means this stock option plan of the Corporation, as the same may be amended from time to time.

2.24 "Shares" means the common shares of the Corporation.

2.25 "Subsidiary" means any corporation which is a subsidiary, as such term is defined in Subsection 1(4) of the BCSA.

2.26 "Withholding Obligations" has the meaning specified in Section 11.1.

3. Administration of the Plan

3.1 The Plan shall be administered by the Board.

3.2 The Board shall have the power, where consistent with the general purpose and intent of the Plan and subject to the specific provisions of the Plan to:

(a) establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of the Plan;

(b) interpret and construe the Plan and to determine all questions arising out of the Plan or any Option, and any such interpretation, construction or determination made by the Board shall be final, binding and conclusive for all purposes;

(c) determine the number of Optioned Shares issuable on the exercise of each Option, the Option Price thereunder and the time or times when the Options will be granted, exercisable and expire;

(d) determine if the Optioned Shares which are issuable on the exercise of an Option will be subject to any restrictions upon the exercise of such Option; and

(e) prescribe the form of the instruments relating to the grant, exercise and other terms of Options.

3.3 A member of the Board may be entitled to participate in the Plan only if such member does not participate in any manner whatsoever in the granting of any Options to, the terms and conditions of, or any other determinations made with respect to, such member of the Board or to such Option.

3.4 The Board may, in its discretion, require as conditions to the grant or exercise of any Option that the Optionee shall have, among other things:

(a) represented, warranted and agreed in form and substance satisfactory to the Corporation that such Optionee is acquiring and will acquire such Option and the Optioned Shares for such Optionee's own account, and not with a view to or in connection with any distribution or resale, that such Optionee has had access to such information as is necessary to enable such Optionee to evaluate the merits and risks of such investment and that such Optionee is able to bear the economic risk of investing in the Shares;

(b) agreed to restrictions on transfer in form and substance satisfactory to the Corporation and to an endorsement on any option agreement or certificate representing the Shares making appropriate reference to such restrictions; and

(c) agreed to indemnify the Corporation in connection with the foregoing.

4. Shares Subject to the Plan

4.1 Subject to Article 8, the maximum number of Shares with respect to which Options may be granted from time to time pursuant to the Plan shall not exceed 28,267,516 (being 20% of the Corporation's outstanding Shares as at July 16, 2020), less the number of Shares issuable pursuant to all other Security Based Compensation Agreements.

4.2 If any Option is terminated, cancelled or has expired without being fully exercised, any unissued Shares which have been reserved to be issued upon the exercise of the Option shall become available to be issued upon the exercise of Options subsequently granted under the Plan.

5. Eligibility, Grant and Terms of Options

5.1 Options may be granted to any Eligible Person in accordance with Section 5.2.

5.2 Options may be granted by the Corporation pursuant to the recommendations of a committee of the Board from time to time provided and to the extent that such decisions are approved by the Board.

5.3 Subject to any adjustments pursuant to the provisions of Article 8 hereof, the Option Price of any Option shall in no circumstances be lower than the Market Price. If, as and when any Shares have been duly purchased and paid for under the terms of an Option, such Optioned Shares shall be conclusively deemed to be allotted and issued as fully paid and non-assessable Shares at the price paid therefor.

5.4 The term of an Option shall not exceed 10 years from the date of the grant of the Option.

5.5 No Options shall be granted to any Optionee if such grant could result, at any time, in:

(a) the issuance to any one individual, within a one-year period, of a number of Shares exceeding 5% of the issued and outstanding Shares;

(b) the issuance to any one Consultant, in any 12 month period, of a number of Shares exceeding 2% of the issued and outstanding Shares; and

(c) the issuance to Employees conducting Investor Relations Activities, in any 12 month period, of an aggregate number of Shares exceeding 2% of the issued and outstanding Shares;

unless permitted otherwise by the Exchange.

5.6 With respect to any Options granted to Employees or Consultants, the Corporation represents that that the Optionee is a bona fide Employee or Consultant, as applicable.

5.7 An Option shall vest and may be exercised (in each case to the nearest full Share) in whole or in part at any time during the term of such Option after the date of the grant as determined by the resolution of the Board granting the Option. No fractional Shares may be purchased or issued under the Plan. Notwithstanding the foregoing, in accordance with the Exchange Manual, and subject to their approval to the contrary, Options granted to Optionees performing Investor Relations Activities must vest (and not otherwise be exercisable) in stages over a minimum of 12 months with no more than ¼ of the Options vesting in any three-month period.

5.8 Notwithstanding anything else contained in this Plan, if an Option expires during or within 10 business days of a Blackout Period applicable to the relevant Optionee, then the expiration date for that Option shall be the date that is the 11th business day after the expiry date of the Blackout Period. This section applies to all Options outstanding under this Plan.

6. Termination of Employment

6.1 Subject to Sections 6.2 and 6.3 hereof and to any express resolution passed by the Board with respect to an Option, an Option, vested or unvested, and all rights to purchase Optioned Shares pursuant thereto shall expire and terminate immediately upon the Optionee ceasing to be an Eligible Person, provided that:

(a) in the case of termination of employment without cause, such Option and all rights to purchase Optioned Shares in respect thereof shall expire and terminate:

(i) in the case of an Optionee who is an Eligible Person, 90 days following notice of termination of employment or on the Expiry Time, whichever is earlier; and

(ii) in the case of an Optionee who is engaged in Investor Relations Activities, 30 days following notice of termination to provide such Investor Relation Activities or on the Expiry Time, whichever is earlier.

(b) in the case of termination for cause, such Option and all rights to purchase Optioned Shares in respect thereof shall expire and terminate on the date of such termination shall be cancelled as of that date or on the Expiry Time, whichever is earlier.

6.2 If, before the Expiry Time of an Option, an Optionee shall cease to be an Eligible Person (an "Event of Termination") as a result of the Optionee's Disability, then the Board, at its discretion, may allow the Optionee to exercise any vested Options to the extent that the Optionee was entitled to do so at the time of such Event of Termination, at any time up to and including, but not after, a date 12 months following the date of such Event of Termination or on the Expiry Time, whichever is earlier.

6.3 If an Optionee dies before the Expiry Time of an Option, the Optionee's legal representative(s) may, subject to the terms of the Option and the Plan, exercise any vested Options to the extent that the Optionee was entitled to do so at the date of the Optionee's death at any time up to and including, but not after, a date 12 months following the date of the Optionee's death or on the Expiry Time, whichever is earlier.

6.4 For greater certainty, Options shall not be affected by any change of employment of the Optionee or by the Optionee ceasing to be a director, senior officer or Employee of the Corporation or any of its Subsidiaries provided that the Optionee continues to be an Eligible Person.

6.5 If the Optionee is a Company that is wholly owned by an Eligible Person, the references to the Optionee in this Article 6 shall be deemed to refer to the Eligible Person associated with such Company.

6.6 Notwithstanding anything contained in this Article 6, the Board may when granting an Option to a Consultant impose specific rules respecting the cessation of participation of such Consultant, which rules may vary from, and shall supersede, those contained in this Article 6.

7. Exercise of Options

7.1 Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its principal office in Toronto, Ontario of a written notice of exercise (substantially in the form attached hereto as Schedule B) specifying the number of Optioned Shares with respect to which the Option is being exercised and accompanied by payment in full, by cash or cheque, of the Option Price of the Shares then being purchased and, if required by the Corporation, the amount necessary to satisfy any applicable Withholding Obligations. The Optioned Shares so purchased shall be issued and delivered to the Optionee within a reasonable time following the receipt of such notice and payment. The transfer and delivery of any Optioned Shares issued upon exercise of any Option shall be effected according to the procedures established by the transfer agent of the Corporation for the transfer and delivery of the Shares.

7.2 In addition to any resale restrictions under the BCSA or other applicable legislation, all Options granted under this Plan where the exercise price is less than the Market Price and all Optioned Shares issued on the exercise of such Options (before the expiry of the hold period) will be subject to a four-month Exchange hold period from the date the Options are granted, and the option agreements and the certificates representing such Shares will bear the following legend:

"Without prior written approval of TSX Venture Exchange and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until [insert date that is four months and a day after the date of issuance of the Options]."

7.3 Notwithstanding any of the provisions contained in the Plan or in any Option, the Corporation's obligation to issue Shares to an Optionee pursuant to the exercise of any Option shall be subject to:

(a) completion of such registration or other qualification of such Shares or obtaining approval of such governmental or regulatory authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b) the admission of such Shares to listing on the Exchange;

(c) the receipt from the Optionee of such representations, warranties, agreements and undertakings, as the Corporation or its counsel determines to be necessary or advisable; and

(d) the satisfaction of any conditions on exercise, including those prescribed under Section 3.4.

7.4 No member of the Board shall be liable for any action or determination taken or made in good faith in the administration, interpretation, construction or application of the Plan or any Options granted under it.

Options shall be evidenced by a share option agreement, instrument or certificate in such form not inconsistent with this Plan as the Board may from time to time determines provided for under Subsection 3.2(e) (substantially in the form attached hereto as Schedule A).

8. Certain Adjustments

8.1 In the event of any reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, rights offering or any other corporate change involving a change to the Shares at any time after the grant of any Option to any Optionee and prior to the expiration of the term of such Option, the Corporation shall deliver to such Optionee at the time of any subsequent exercise of his or her Option in accordance with the terms hereof, in lieu of the number of Optioned Shares to which he or she was entitled upon such exercise, but for the same aggregate consideration therefore, such number of Optioned Shares as such Optionee would have held as a result of such change if on the record date thereof the Optionee had been the registered holder of the number of Optioned Shares to which he was previously entitled upon such exercise.

8.2 In the event the Corporation should declare and pay a special cash dividend or other distribution out of the ordinary course, a special dividend in specie on the Shares, or a stock dividend other than in the ordinary course, the Option Price of all Options outstanding on the record date of such dividend or other distribution shall be reduced by an amount equal to the cash payment or other distribution or the fair market value of the dividend in specie or stock dividend or other distribution, as determined by the Board in its sole discretion but subject to all necessary regulatory approvals.

9. Change of Control Event

9.1 If at any time when an Option granted under this Plan remains unexercised with respect to any Shares and:

(a) a bona fide offer to purchase all of the issued Shares of the Corporation is made by a third party;

(b) the Corporation proposes to sell all or substantially all of its assets and undertakings;

(c) the Corporation proposes to merge, amalgamate or be absorbed by or into any other corporation (save and except for a Subsidiary) under any circumstances which involve or may involve or require the liquidation of the Corporation, a distribution of its assets among its shareholders, or the termination of the corporate existence of the Corporation;

(d) the Corporation proposes an arrangement as a result of which all of the outstanding Shares of the Corporation would be acquired by a third party; or

(e) any other form of transaction is proposed which the majority of the Board determines is reasonably likely to have similar effect any of the foregoing (each a "Change of Control Event"),

(f) then upon completion of any of the foregoing transactions, the Board may require that an Option granted under this Plan may be exercised (whether or not such Option has vested), as to all or any of the Optioned Shares in respect of which such Option has not previously been exercised, by the Optionee at any time up to and including (but not after) the Expiry Time of the Option; and

(g) the Corporation may, require the acceleration of the time for the exercise of the said Option and of the time for the fulfillment of any conditions or restrictions on such exercise, and all such changes shall be final and binding on all Options granted under this Plan.

9.2 Upon completion of any of the transactions referred to in Section 9.1, an Optionee who thereafter shall exercise an Option granted under this Plan shall accept in lieu of the number of Optioned Shares to which such Optionee was entitled upon such exercise, the aggregate number of shares, other securities or other property which such Optionee would have been entitled to receive as a result of such transaction if, on the effective date, the Optionee had been the registered holder of the number of Shares to which such Optionee was entitled to upon exercise, except that if the Corporation is not able to procure compliance with this provision by the issuer or payee of the shares, securities or other property then the Optionee shall accept the Optioned Shares that the Optionee would be entitled to receive on exercise of the Option.

9.3 For greater certainty, and notwithstanding anything else to the contrary contained in this Plan, the Board shall have the power, in its sole discretion, in any Change of Control Event which may or has occurred, to make such arrangements as it shall deem appropriate for the exercise of outstanding Options including, without limitation, to modify the terms of this Plan and/or the Options, to amend or accelerate the vesting of any Option, to permit the exercise of any or all remaining Options prior to or in conjunction with completion of such transaction provided that, no acceleration of the vesting of Options held by Optionees performing Investor Relations Activities shall occur without the prior written consent of the Exchange. If the Board shall exercise such power, the Options shall be deemed to have been amended to permit the exercise thereof in whole or in part by the Optionee at any time or from time to time as determined by the Board prior to or in conjunction with completion of such transaction.

10. Amendment or Discontinuance of the Plan

10.1 The Board may suspend or terminate the Plan at any time, or from time to time amend the terms of the Plan or of any Option granted under the Plan and any stock option agreement relating thereto, provided that any such suspension, termination or amendment:

(a) complies with applicable law and the requirements of the Exchange, including applicable requirements relating to requisite shareholder approval and prior approval of the Exchange or any other relevant regulatory body;

(b) is, in the case of an amendment that materially adversely affects the rights of any Optionee, made with consent of such Optionee; and

(c) is, in the case of any reduction in the Option Price of Options held by Optionees that are Insiders at the time of the proposed reduction, subject to approval by disinterested shareholders of the Corporation in accordance with the Exchange Manual.

10.2 If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force on the date of termination will continue in effect as long as any Option or any rights pursuant thereto remain outstanding and, notwithstanding the termination of the Plan, the Board will remain able to make such amendments to the Plan or the Options as they would have been entitled to make if the Plan were still in effect.

10.3 No amendment, suspension or discontinuance of the Plan may contravene the requirements of the Exchange or any securities commission or regulatory body to which the Plan or the Corporation is now or may hereafter be subject.

11. Withholding Obligations

11.1 The Corporation may withhold from any amount payable to an Optionee, either under the Plan or otherwise, such amounts as are required by law to be withheld or deducted as a consequence of his or her exercise of Options or other participation in this Plan ("Withholding Obligations"). The Corporation shall have the right, in its discretion, to satisfy any Withholding Obligations by:

(a) selling or causing to be sold, on behalf of any Optionee, such number of Shares issued to the Optionee on the exercise of Options as is sufficient to fund the Withholding Obligations;

(b) retaining the amount necessary to satisfy the Withholding Obligations from any amount which would otherwise be delivered, provided or paid to the Optionee by the Corporation, whether under this Plan or otherwise;

(c) requiring the Optionee, as a condition of exercise under Article 3 to (i) remit the amount of any such Withholding Obligations to the Corporation in advance; (ii) reimburse the Corporation for any such Withholding Obligations; or (iii) cause a Broker who sells Shares acquired by the Optionee on behalf of the Optionee to withhold from the proceeds realized from such sale the amount required to satisfy any such Withholding Obligations and to remit such amount directly to the Corporation; and/or

(d) making such other arrangements as the Corporation may reasonably require.

The sale of Shares by the Corporation, or by a broker engaged by the Corporation (the "Broker"), under clause 11.1 above will be made on the Exchange. The Optionee consents to such sale and grants to the Corporation an irrevocable power of attorney to effect the sale of such Shares on his or her behalf and acknowledges and agrees that (i) the number of Shares sold shall, at a minimum, be sufficient to fund with Withholding Obligations net of all selling costs, which costs are the responsibility of the Optionee and which the Optionee hereby authorizes to be deducted from the proceeds of such sale; (ii) in effecting the sale of any such shares, the Corporation or the Broker will exercise its sole judgement as to the timing and the manner of sale and will not be obligated to seek or obtain a minimum price; and (iii) neither the Corporation nor the Broker will be liable for any loss arising out of any sale of such Shares including any loss relating to the pricing, manner or timing of such sales or any delay in transferring any Shares to an Optionee or otherwise. The Optionee further acknowledges that the sale price of Shares will fluctuate with the market price of the Corporation's Shares and no assurance can be given that any particular price will be received upon any sale.

12. Miscellaneous Provisions

12.1 The operation of this Plan and the issuance and exercise of all Options and Optioned Shares contemplated by this Plan are subject to compliance with all applicable laws, and all rules and requirements of the Exchange.

12.2 As a condition of participating in the Plan, each Optionee agrees to comply with all applicable law and the requirements of the Exchange, and to fully cooperate with the Corporation in doing all such things, including executing and delivering all such agreements, undertakings or other documents or furnishing all such information as is reasonably necessary to facilitate compliance with such laws, rules and requirements, including all Withholding Obligations.

12.3 Participation in the Plan is voluntary and does not constitute a condition of employment or continued employment or service. An Optionee shall not have any rights as a shareholder of the Corporation with respect to any of the Optioned Shares underlying any Option until the date of issuance of a certificate for Shares upon the exercise of such Option, in full or in part, and then only with respect to the Shares represented by such certificate or certificates. Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such share certificate is issued.

12.4 Nothing in the Plan or any Option shall confer upon an Optionee any right to continue or be re-elected as a director of the Corporation or any right to continue in the employ or engagement of the Corporation or any Subsidiary, or affect in any way the right of the Corporation or any Subsidiary to terminate his or her employment or engagement at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any Subsidiary to extend the employment or engagement of any Optionee beyond the time which he or she would normally be retired pursuant to the provisions of any present or future retirement plan of the Corporation or any Subsidiary or any present or future retirement policy of the Corporation or any Subsidiary, or beyond the time at which he or she would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any Subsidiary.

12.5 An Option shall be personal to the Optionee and shall be non-assignable and non- transferable (whether by operation of law or otherwise), except as provided for herein. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of an Option contrary to the provisions of the Plan, or upon the levy of any attachment or similar process upon an Option, the Option shall, at the election of the Corporation, cease and terminate and be of no further force or effect whatsoever. Notwithstanding the above, if the Optionee is a Company that is wholly-owned by an Eligible Person, the Option may be transferred or assigned between the Optionee and the Eligible Person associated with the Optionee.

12.6 The Plan (including any amendment to the Plan), the terms of the issue or grant of any Option under the Plan, the grant and exercise of Options hereunder, and the Corporation's obligation to sell and deliver Optioned Shares upon the exercise of Options, shall be subject to all applicable law and the requirements of the Exchange, and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Corporation, be necessary or advisable. The Corporation shall not be obliged by any provision of the Plan or the grant of any Option hereunder to issue or sell Shares in violation of such laws, rules and regulations or any condition of such approvals.

12.7 The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

12.8 This Plan shall be effective as of August 20, 2020.

SCHEDULE A

THE REAL BROKERAGE INC.
STOCK OPTION AGREEMENT

OPTION AGREEMENT made the_________day of___________________, 2020

B E T W E E N:

The Real Brokerage Inc., a corporation incorporated under the laws of the Province of British Columbia, (hereinafter called the "Corporation")

- and -

(Name)

(Address)

(hereinafter called the "Optionee")

 WHEREAS the Corporation has established the Stock Option Plan (the "Plan") for Eligible Persons;

 AND WHEREAS the Optionee is an "Eligible Person" under the Plan and the board of directors of the Corporation has authorized the granting by the Corporation of an option to the Optionee pursuant to and in accordance with the provisions of the Plan on the terms hereinafter set forth;

NOW THEREFORE THE CORPORATION AND THE OPTIONEE AGREE AS FOLLOWS:

1. The Corporation hereby grants to the Optionee, subject to the terms and conditions set forth in this Agreement and the Plan, options ("Options") to purchase that number of common shares ("Shares") of the Corporation set forth below, at the Exercise Price(s) set forth below, which Options will vest and be exercisable as of the vesting date(s) set forth below and expire (to the extent not previously exercised) as of the close of business on the expiry date(s) set forth below:

Number of Shares	Exercise Price	Vesting Date	Expiry Date
•	$•	•	•
•	$•	•	•
•	$•	•	•

2. As of the close of business on the expiry date(s) set forth in Section 1 above, any Options that remain unexercised will expire and be of no further force or effect.

3. The Optionee acknowledges receipt of a copy of the Plan and hereby agrees that the Options are subject to the terms and conditions of the Plan, including all amendments to the Plan required by the Exchange or other regulatory authority or otherwise consented to by the Optionee. The Plan contains provisions permitting the termination of the Plan and outstanding Options.

A-1

4. By signing this Agreement, the Optionee acknowledges and agrees that: (i) the Optionee has read and understands the Plan and has been advised to seek independent legal advice with respect to his rights in respect of the Options and agrees to the terms and conditions thereof and of this Stock Option Agreement; (ii) in addition to any resale restrictions under applicable securities laws, all Options and Optioned Shares may be legended with a hold period as required by the Exchange or other regulatory authority; (iii) he or she has not been induced to participate in the Plan by expectation of appointment, employment, or service or continued appointment, employment or service; and (iv) if the Optionee is a Company that is wholly-owned by an Eligible Person, it agrees not to effect or permit any transfer of ownership or option of shares of the Company nor to issue further shares of any class in the Company to any other individual or entity as long as any Options granted to the Optionee remain outstanding, except with the written consent of the Exchange.

5. In the event that a take-over bid is made for the Shares at any time after the date of this agreement, the Board shall have the power, in its sole discretion, to modify the terms of this Plan and/or the Options, including, for greater certainty, to cause the vesting of all unvested Options or to otherwise assist the Optionees to tender into a take-over bid. Notwithstanding the foregoing, no acceleration of the vesting of Options held by an Optionee performing Investor Relations Activities shall occur without the prior written consent of the Exchange.

6. The Optionee acknowledges and agrees that the Board may, in its discretion, require as conditions to the grant or exercise of any Option that the Optionee shall have, among other things:

(a) represented, warranted and agreed in form and substance satisfactory to the Corporation that such Optionee is acquiring and will acquire such Option and the Optioned Shares for such Optionee's own account, and not with a view to or in connection with any distribution or resale, that such Optionee has had access to such information as is necessary to enable such Optionee to evaluate the

(b) merits and risks of such investment and that such Optionee is able to bear the economic risk of investing in the Shares;

 (c) agreed to restrictions on transfer in form and substance satisfactory to the Corporation and to an endorsement on any option agreement or certificate representing the Shares making appropriate reference to such restrictions; and

(d) agreed to indemnify the Corporation in connection with the foregoing.

7. Time is of the essence of this Agreement.

8. This Agreement shall enure to the benefit of and be binding upon the Corporation, its successors and assigns. Other than as provided for in the Plan, the Options under this option agreement are not transferable or assignable by the Optionee.

9. In the event of any inconsistency between the terms of this Agreement and the terms of the Plan, the terms of the Plan shall govern.

10. The grant of the Options is strictly confidential and the information concerning the number or price of Optioned Shares granted under this Plan should not be disclosed to anyone.

A-2

11. This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and shall be treated in all respects as a British Columbia contract.

THE REAL BROKERAGE INC.

Per: __________________________________

A-3

SCHEDULE B

NOTICE OF EXERCISE OF STOCK OPTIONS

To:      The Real Brokerage Inc.

The undersigned Optionee hereby exercises his/her/its Option to purchase ___________________________ common shares of The Real Brokerage Inc. granted on              , at the exercise price (the "Exercise Price") of $              per share.

Payment in full of the aggregate Exercise Price for the total number of common shares purchased is enclosed.

Date:
Signature

Name (please print)

Address

Please have my certificate sent to me at:	☐ at my address indicated above. ☐ The Real Brokerage Inc.

Please register my shares as set out above, or as follows:

Address

B-1

SCHEDULE "D"

THE REAL BROKERAGE INC. RSU PLAN

THE REAL BROKERAGE INC.

RESTRICTED SHARE UNIT PLAN

ARTICLE I
DEFINITIONS AND INTERPRETATION

1.1 Definitions

For purposes of this Plan:

(a) "Account" means an account maintained by the Corporation for each Participant and which will be credited with RSUs in accordance with the terms of this Plan;

(b) "Award Date" means the date or dates on which an award of RSUs is made to a Participant in accordance with Section 4.1;

(c) "Award Value" means, with respect to any RSUs, an amount equal to the number of RSUs, as such number may be adjusted in accordance with the terms of this Plan, multiplied by the Fair Market Value of the Shares;

(d) "Black-Out Period" means the period of time when, pursuant to any policies of the Corporation, any securities of the Corporation may not be traded by certain persons as designated by the Corporation, including any Participant that holds an RSU;

(e) "Board" means the board of directors of the Corporation as constituted from time to time;

(f) "Change of Control" means:

(i) a successful takeover bid; or

(ii) (A) any change in the beneficial ownership or control of the outstanding securities or other interests of the Corporation which results in:

(1) a person or group of persons "acting jointly or in concert" (within the meaning of MI 62-104); or

(2) an affiliate or associate of such person or group of persons;

holding, owning or controlling, directly or indirectly, more than 50% of the outstanding voting securities or interests of the Corporation; and

(B) members of the Board who are members of the Board immediately prior to the earlier of such change and the first public announcement of such change cease to constitute a majority of the Board at any time within sixty days of such change; or

(iii) Incumbent Directors no longer constituting a majority of the Board; or

(iv) the winding up of the Corporation or the sale, lease or transfer of all or substantially all of the assets to any other person or persons (other than pursuant to an internal reorganization or in circumstances where the business of the Corporation is continued and where the shareholdings or other securityholdings, as the case may be, in the continuing entity and the constitution of the board of directors or similar body of the continuing entity is such that the transaction would not be considered a "Change of Control" if paragraph 1.1(f)(ii) above was applicable to the transaction); or

2

(v) any determination by a majority of the Board that a Change of Control has occurred or is about to occur and any such determination shall be binding and conclusive for all purposes of this Plan;

(g) "Code" means the U.S. Internal Revenue Code of 1986, as amended;

(h) "Committee" has the meaning ascribed thereto in Section 2.4;

(i) "Corporation" means The Real Brokerage Inc., and includes any successor corporation thereof;

(j) "Dividend Equivalent" has the meaning ascribed thereto in Section 4.2;

(k) "Dividend Market Value" means the Fair Market Value per Share on the dividend record date;

(l) "Exchange" means the TSXV or, if the Shares are not then listed and posted for trading on the TSXV, such stock exchange on which such Shares are listed and posted for trading as may be selected for such purpose by the Board;

(m) "Expiry Date" means, with respect to a RSU, the expiry date as may be determined by the Board, in its sole discretion, and set out in the applicable RSU Agreement;

(n) "Fair Market Value" with respect to a Share, as at any date, means the volume weighted average of the prices at which the Shares traded on the TSXV (or, if the Shares are not then listed and posted for trading on the TSXV or are then listed and posted for trading on more than one stock exchange, on such stock exchange on which the majority of the trading volume and value of the Shares occurs) for the three (3) trading days on which the Shares traded on the said exchange immediately preceding such date. In the event that the Shares are not listed and posted for trading on any stock exchange, the Fair Market Value shall be the fair market value of the Shares as determined by the Board in its sole discretion, acting reasonably and in good faith;

(o) "Forfeiture Date" means the date that is the earlier of: (i) the effective date of the Participant's termination or resignation, as the case may be; and (ii) the date that the Participant ceases to be in the active performance of the usual and customary day-to- day duties of the Participant's position or job, regardless of whether adequate or proper advance notice of termination or resignation shall have been provided in respect of such cessation of being a Participant;

(p) "Incumbent Directors" means any member of the Board who was a member of the Board at the effective date of this Plan and any successor to an Incumbent Director who was recommended or elected or appointed to succeed any Incumbent Director by the affirmative vote of the Board, including a majority of the Incumbent Directors then on the Board, prior to the occurrence of the transaction, transactions, elections or appointments giving rise to a Change of Control;

(q) "Insider", "associate" and "affiliate" each have the meaning ascribed thereto in the TSX Venture Exchange Corporate Finance Manual, as amended from time to time;

3

(r) "MI 62-104" means Multilateral Instrument 62-104 - Take-Over Bids and Issuer Bids,

as amended from time to time;

(s) "Outside Payment Date", in respect of a RSU, means December 31 of the calendar year in which the Expiry Date occurs;

(t) "Participant" means any director, officer, employee or consultant of, or a person or company engaged by, one or more of the entities comprising the Real Group to provide services, other than person engaged to perform Investor Relations Activities (as such term is defined under the policies of the Exchange) for an initial, renewable or extended period, determined to be eligible to participate in this Plan in accordance with Section 3.1 and, where applicable, a former Participant deemed eligible to continue to participate in this Plan in accordance with Section 4.5;

(u) "Plan" means this Restricted Share Unit Plan;

(v) "Real Group" means, collectively, the Corporation, any entity that is a Subsidiary of the Corporation from time to time, and any other entity designated by the Board from time to time as a member of the Real Group for the purposes of this Plan (and, for greater certainty, including any successor entity of any of the aforementioned entities);

(w) "RSU" means a unit equivalent in value to a Share credited by means of a bookkeeping entry in the Participants' Accounts;

(x) "RSU Agreement" has the meaning set forth in Section 3.2;

(y) "Security Based Compensation Arrangements" means any incentive plan of the Corporation (other than this Plan), including the Corporation's stock option plan, and any incentive options granted by the Corporation outside of this Plan;

(z) "Share" means a common share of the Corporation;

(aa) "Subsidiary" has the meaning ascribed thereto in the Securities Act (Ontario); (bb) "Successor" has the meaning ascribed thereto in Section 5.2;

(cc) "takeover bid" means a "take-over bid" as defined in MI 62-104 pursuant to which the "offeror" would as a result of such takeover bid, if successful, beneficially own, directly or indirectly, in excess of 50% of the outstanding Shares;

(dd) "TSXV" means the TSX Venture Exchange Inc.;

(ee) "U.S. Participant" means a Participant who is a citizen or resident of the United States (including its territories, possessions and all areas subject to the jurisdiction); and

(ff) "Vesting Date" means, with respect to any RSU, the date upon which the Award Value to which the Participant is entitled pursuant to such RSU shall irrevocably vest and become irrevocably payable by the Corporation to the Participant in accordance with the terms hereof.

1.2 Interpretation

Words in the singular include the plural and words in the plural include the singular. Words importing male persons include female persons, corporations or other entities, as applicable. The headings in this document are for convenience and reference only and shall not be deemed to alter or affect any provision hereof. The words "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions mean or refer to this document as a whole and not to any particular Article, Section, paragraph or other part hereof.

4

ARTICLE II

PURPOSE AND ADMINISTRATION OF THE PLAN

2.1 Purpose

The purpose of this Plan is to: (a) aid in attracting, retaining and motivating the directors, officers, employees and other eligible Participants of the Real Group in the growth and development of the Real Group by providing them with the opportunity through RSUs to acquire an increased proprietary interest in the Corporation; (b) more closely align their interests with those of the Corporation's shareholders; (c) focus such Participants on operating and financial performance and long-term shareholder value; and (a) motivate and reward for their performance and contributions to the Corporation's long-term success.

2.2 Administration of the Plan

Subject to Section 2.4, this Plan shall be administered by the Board.

2.3 Authority of the Board

The Board shall have the full power to administer this Plan, including, but not limited to, the authority to:

(a) interpret and construe any provision hereof and decide all questions of fact arising in their interpretation;

(b) adopt, amend, suspend and rescind such rules and regulations for administration of this Plan as the Board may deem necessary in order to comply with the requirements of this Plan, or in order to conform to any law or regulation or to any change in any laws or regulations applicable thereto;

(c) determine the individuals or companies to whom RSUs may be awarded provided that the Board, together with such individuals or companies, are responsible for ensuring and confirming that such person is a bona fide employee, consultant or management company employee of any member of the Real Group and therefore eligible as a Participant;

(d) award such RSUs on such terms and conditions as it determines including, without limitation: the time or times at which RSUs may be awarded; the time or times when each RSU shall vest and the term of each RSU; whether restrictions or limitations are to be imposed on the Shares the Corporation may elect to issue in settlement of all or a portion of the Award Value of vested RSUs and the nature of such restrictions or limitations, if any; any acceleration or waiver of termination or forfeiture regarding any RSU; in each case, based on such factors as the Board may determine appropriate, in its sole discretion;

(e) take any and all actions permitted by this Plan; and

(f) make any other determinations and take such other action in connection with the administration of this Plan that it deems necessary or advisable.

5

2.4 Delegation of Authority

To the extent permitted by applicable law, the Board may, from time to time, delegate to a committee (the "Committee") of the Board all or any of the powers conferred on the Board under this Plan. In such event, the Committee will exercise the powers delegated to it by the Board in the manner and on the terms authorized by the Board. Any decision made or action taken by the Committee arising out of or in connection with the administration or interpretation of this Plan in this context is final and conclusive.

The Board or the Committee may delegate or sub-delegate to any director or officer of the Corporation the whole or any part of the administration of this Plan and shall determine the scope of such delegation or sub-delegation in its sole discretion.

2.5 Discretionary Relief

Notwithstanding any other provision hereof, the Board may, in its sole discretion, waive any condition set out herein if it determines that specific individual circumstances warrant such waiver.

2.6 Amendment or Discontinuance of the Plan

(a) The Board may amend this Plan in any way, or discontinue this Plan altogether, and may amend, in any way, any RSU granted under this Plan at any time without the consent of a Participant, provided that such amendment shall not adversely alter or impair any RSU previously granted under the Plan or any related RSU Agreement, except as otherwise permitted hereunder and further provided that no amendment will cause the Plan or any RSU to cease to comply with paragraph (k) of the definition of "salary deferral arrangement" in subsection 248(1) of the Income Tax Act (Canada). In addition, the Board may, by resolution, make any amendment to this Plan or any RSU granted under it (together with any related RSU Agreement) without shareholder approval, provided however, that the Board will not be entitled to amend this Plan or any RSU granted under it without shareholder (disinterested shareholder approval if applicable) and, if applicable, TSXV approval, in order to: (i) increase the maximum number of Shares issuable pursuant to this Plan; (ii) cancel an RSU and subsequently issue to the holder of such RSU a new RSU in replacement thereof; (iii) extend the term of an RSU, but not beyond the Expiry Date; (iv) permit the assignment or transfer of an RSU other than as provided for in this Plan; (v) add to the categories of persons eligible to participate in this Plan; (vi) remove or amend Sections 4.4 (b), (c), (d) or (e) of this Plan; (vii) remove or amend this Section 2.6(a); or (viii) in any other circumstances where TSXV and shareholder approval is required by the TSXV. Any renewal of this Plan will be subject to disinterested shareholder approval, and TSXV approval as applicable.

(b) Without limitation of Section 2.6(a), the Board may correct any defect or supply any omission or reconcile any inconsistency in this Plan in the manner and to the extent deemed necessary or desirable, may establish, amend, and rescind any rules and regulations relating to this Plan, and may make such determinations as it deems necessary or desirable for the administration of this Plan.

(c) On termination of this Plan, any outstanding awards of RSUs under this Plan shall immediately vest and the Award Value underlying the RSUs shall be paid to the Participants in accordance with and upon compliance with Section 4.6. This Plan will finally cease to operate for all purposes when (i) the last remaining Participant receives payment in respect of the Award Value underlying all RSUs credited to the Participant's Account, or (ii) all unvested RSUs expire in accordance with the terms of this Plan and the relevant RSU Agreements.

6

2.7 Final Determination

Any determination or decision by, or opinion of, the Board, the Committee or a director or officer of the Corporation made or held pursuant to the terms set out herein shall be made or held reasonably and shall be final, conclusive and binding on all parties concerned, including, but not limited to, the Corporation, the Participants and their beneficiaries and legal representatives.

Subject to Section 2.5, all rights, entitlements and obligations of Participants under this Plan are set forth in the terms hereof and cannot be modified by any other documents, statements or communications, except by amendment to the terms set out herein referred to in Section 2.6.

2.8 Withholding Taxes

When a Participant or other person becomes entitled to receive a payment in respect of any RSUs, the Corporation or a member of the Real Group shall have the right to require the Participant or such other person to remit to the Corporation or to a member of the Real Group, as the case may be, an amount sufficient to satisfy any withholding tax requirements relating thereto. Unless otherwise prohibited by the Committee or by applicable law, satisfaction of the withholding tax obligation may be accomplished by any of the following methods or by a combination of such methods:

(a) the tendering by the Participant of a cash payment to the Corporation, or a member of the Real Group, as the case may be;

(b) where the Corporation has elected to issue Shares to the Participant, the withholding by the Corporation or a member of the Real Group, as the case may be, from the Shares otherwise deliverable to the Participant such number of Shares as it determines are required to be sold by the Corporation, or a member of the Real Group, as the case may be, as agent for and on behalf of the Participant, to satisfy the total withholding tax obligation (net of selling costs, which shall be paid by the Participant). The Participant consents to such sale and grants to the Corporation, or a member of the Real Group, as the case may be, an irrevocable power of attorney to effect the sale of such Shares and acknowledges and agrees that neither the Corporation nor any member of the Real Group accepts any responsibility for the price obtained on the sale of such Shares; or

(c) the withholding by the Corporation or a member of the Real Group, as the case may be, from any cash payment otherwise due to the Participant;

provided, however, that the sum of any cash so paid or withheld and the Fair Market Value of any Shares so withheld is sufficient to satisfy the total withholding tax obligation. Any reference in this Plan to the Award Value or payment of cash or issuance of Shares in settlement thereof is expressly subject to this Section 2.8.

2.9 Taxes

Participants (or their beneficiaries) shall be responsible for reporting and paying all taxes with respect to any RSUs under the Plan, whether arising as a result of the grant or vesting of RSUs or otherwise. Neither the Corporation nor the Board make any guarantees to any person regarding the tax treatment of an RSU or payments made under the Plan and none of the Corporation or any of its employees or representatives shall have any liability to a Participant with respect thereto. In the event the Corporation applies in a local jurisdiction for a favourable and/or reduced tax route in such jurisdiction, and if the Plan or the grant fails to qualify for this reduced tax route, for any reason, the Participant in this jurisdiction shall bear the full responsibility for the taxes and the Corporation shall bear no liability what so ever to the Participant for such tax treatment. The Corporation will provide each Participant with (or cause each Participant to be provided with) a T4 slip or such information return as may be required by applicable law to report income, if any, arising upon the grant or vesting of rights under this Plan by a Participant for income tax purposes.

7

2.10 Information

Each Participant shall provide the Corporation with all of the information (including personal information) that it requires in order to administer this Plan.

2.11 Account Information

Information pertaining to the RSUs in Participants' Accounts will be made available to the Participants at least annually in such manner as the Corporation may determine and shall include such matters as the Board or the Committee may determine from time to time or as otherwise may be required by law.

2.12 Indemnification

Each member of the Board or Committee is indemnified and held harmless by the Corporation against any cost or expense (including any sum paid in settlement of a claim with the approval of the Corporation) arising out of any act or omission to act in connection with the terms hereof to the extent permitted by applicable law. This indemnification is in addition to any rights of indemnification a Board or Committee member may have as director or otherwise under the by-laws of the Corporation, any agreement, any vote of shareholders, or disinterested directors, or otherwise.

ARTICLE III

ELIGIBILITY AND PARTICIPATION IN THE PLAN

3.1 Participation

The Board, in its sole discretion, shall determine, or shall delegate to the Committee the authority to determine, which Participants will participate in this Plan.

3.2 RSU Agreement

A Participant shall confirm acknowledgement of an award of RSUs made to such Participant in such form as determined by the Board from time to time (the "RSU Agreement"), within such time period and in such manner as specified by the Board. If acknowledgement of an award of RSUs is not confirmed by a Participant within the time specified, the Corporation reserves the right to revoke the crediting of RSUs to the Participant's Account.

3.3 Participant's Agreement to be Bound

Participation in this Plan by any Participant shall be construed as irrevocable acceptance by the Participant of the terms and conditions set out herein and all rules and procedures adopted hereunder and as amended from time to time.

8

ARTICLE IV TERMS OF THE PLAN

4.1 Grant of RSUs

Subject to Section 3.2, an award of RSUs pursuant to this Plan will be made and the number of such RSUs awarded will be credited to each Participant's Account, effective as of the Award Date. The number of RSUs to be credited to each Participant's Account shall be determined by the Board, or the Committee delegated by the Board to do so, each in its sole discretion.

4.2 Credits for Dividends

Following the declaration and payment of dividends on the Shares, the Board may, in its absolute discretion, determine to make a cash payment to a Participant in respect of outstanding vested RSUs credited to the Participant's Account and subject to the Participant providing an executed exercise notice (a "Dividend Equivalent"). Such Dividend Equivalent, if any, shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Share by the number of RSUs recorded in the Participant's Account on the record date for the payment of such dividend, by (b) the Dividend Market Value, with fractions computed to three decimal places. Payment of any such Dividend Equivalent will be made forthwith following any such determination by the Board and in any event within thirty (30) days of such determination.

4.3 Vesting

The Board or the Committee may, in its sole discretion, determine the time during which RSUs shall vest (except that no RSU, or portion thereof, may vest after the Expiry Date) and whether there shall be any other conditions or performance criteria to vesting. Notwithstanding the foregoing, the Committee may, at its sole discretion at any time or in the RSU Agreement in respect of any RSUs granted, accelerate or provide for the acceleration of vesting in whole or in part of RSUs previously granted. The Award Value of any RSU shall be determined as of the applicable Vesting Date.

4.4 Limits on Issuances

Notwithstanding any other provision of this Plan:

(a) the maximum number of Shares issuable pursuant to RSUs under this Plan shall be limited to 28,267,516 (being 20% of the issued and outstanding Shares as at July 16, 2020), less the number of Shares issuable pursuant to all other Security Based Compensation Arrangements;

(b) the number of Shares reserved for issuance to any one Participant retained as a consultant to provide services to any of the entities comprising the Real Group under all Security Based Compensation Arrangements in any 12 month period shall not exceed 2% of the issued and outstanding Shares;

(c) unless the Corporation has received disinterested shareholder approval to do so, the number of Shares reserved for issuance to any one Participant under all Security Based Compensation Arrangements in any 12 month period will not exceed 5% of the issued and outstanding Shares calculated as at the date of the grant to such Participant;

(d) unless the Corporation has received disinterested shareholder approval to do so the number of Shares issuable to Insiders, at any time, under all Security Based Compensation Arrangements, shall not exceed 10% of the issued and outstanding Shares; and

(e) unless the Corporation has received disinterested shareholder approval to do so the number of Shares issued to Insiders, within any one year period, under all Security Based Compensation Arrangements, shall not exceed 10% of the issued and outstanding Shares calculated at the date of the grant to any Insider.

9

For the purposes of this Section 4.4, any increase in the issued and outstanding Shares (whether as a result of the issue of Shares from treasury in settlement of the Award Value underlying vested RSUs or otherwise) will not increase the number of Shares that may be issued pursuant to this Plan. Shares issued from treasury in settlement of an Award Value underlying vested RSUs will not become available for grant under this Plan.

RSUs (or the Award Value thereof) that are cancelled, surrendered, terminated or that expire prior to the final Vesting Date or in respect of which the Corporation has not elected to issue Shares from treasury in respect thereof shall result in such Shares that were reserved for issuance thereunder being available to be issued, at the election of Corporation, in respect of a subsequent grant of RSUs pursuant to this Plan to the extent of any Shares which have not been issued from treasury in respect of any such RSU.

For purposes of the calculations in this Section 4.5 only, it shall be assumed that all issued and outstanding RSUs will be settled by the issuance of Shares from treasury, notwithstanding the Corporation's right pursuant to Section 4.6 to settle the Award Value underlying vested RSUs in cash (if applicable) or by purchasing Shares on the open market.

In addition to the terms set out herein, the administration and limitations of this Plan will be subject to the provisions of TSXV Policy 4.4 - Incentive Stock Options, as applicable.

4.5 RSU Terms

The term during which a RSU may be outstanding shall, subject to the provisions of this Plan requiring or permitting the acceleration or the extension of the term, be such period as may be determined from time to time by the Board or the Committee, but subject to the rules of any stock exchange or other regulatory body having jurisdiction (but in no case shall the term of an RSU extend beyond the Expiry Date).

In addition, unless otherwise determined by the Board or the Committee, or unless the Corporation and a Participant agree otherwise in an RSU Agreement or other written agreement (including an employment or consulting agreement), each RSU shall provide that if a Participant shall cease to be a director or officer of or be in the employ of, or a consultant or other Participant to, any of the entities comprising the Real Group for any reason whatsoever including, without limitation, retirement, resignation or involuntary termination (with or without cause), as determined by the Board in its sole discretion, before all of the awards respecting RSUs credited to the Participant's Account have vested or are forfeited pursuant to any other provision hereof, (i) such Participant shall cease to be a Participant as of the Forfeiture Date, (ii) the former Participant shall forfeit all unvested awards respecting RSUs credited to the Participant's Account effective as at the Forfeiture Date, (iii) any Award Value corresponding to any vested RSUs remaining unpaid as of the Forfeiture Date shall be paid to the former Participant in accordance with Section 4.6, and (iv) the former Participant shall not be entitled to any further payment from this Plan.

Notwithstanding the preceding paragraph or anything else contained in this Plan to the contrary, unless otherwise determined by the Board or the Committee, or unless the Corporation and a Participant agree otherwise in an RSU Agreement or other written agreement (including an employment or consulting agreement), if a Participant shall cease to be a director or officer of or be in the employ of, or a consultant or other Participant to, any of the entities comprising the Real Group due to the death of the Participant, any unvested RSUs in the deceased Participant's Account effective as at the time of the Participant's death shall be deemed to have vested immediately prior to the Forfeiture Date with the result that the deceased Participant shall not forfeit any unvested RSUs and the Award Value corresponding to all RSUs credited to such Participant's Account shall be paid to the legal representative of the deceased former Participant's estate in accordance with Section 4.6 after receipt of satisfactory evidence of the Participant's death from the authorized legal representative of the deceased Participant.

10

Where a Vesting Date occurs on a date when a Participant is subject to a Black-Out Period, such Vesting Date shall be extended to a date which is within ten (10) business days following the end of such Black-Out Period, and further provided that (i) if any such extension would cause the Vesting Date or Vesting Dates to extend beyond the Expiry Date, the amounts to be paid on such Vesting Date or Vesting Dates shall be paid on the Expiry Date notwithstanding the Black-Out Period, and (ii) if a Forfeiture Date occurs in respect of a Participant after the original Vesting Date then any unvested RSUs credited to the Participant's Account effective as of the Forfeiture Date that would have vested as of the original Vesting Date but for the Black-Out Period, shall be deemed to have vested immediately prior to the Forfeiture Date, but, subject to subparagraph (i), the Award Value of any such-vested RSUs shall be determined as of the Vesting Date as so extended by the provisions above, and any payment thereof shall be made only after such determination.

This Plan does not confer upon a Participant any right with respect to continuation of employment by or service provision to any of the entities comprising the Real Group, nor does it interfere in any way with the right of the Participant or any of the entities comprising the Real Group to terminate the Participant's employment or service provision at any time.

4.6 Payment in Respect of RSUs

On the Vesting Date, the Corporation, at its sole and absolute discretion, shall have the option of settling the Award Value payable in respect of an RSU by any of the following methods or by a combination of such methods:

(a) payment in cash

(b) payment in Shares acquired by the Corporation on the Exchange; or

(c) payment in Shares issued from the treasury of the Corporation.

The Corporation shall not determine whether the payment method shall take the form of cash (if applicable) or Shares until the Vesting Date, or some reasonable time prior thereto. A holder of RSUs shall not have any right to demand, be paid in, or receive Shares in respect of the Award Value underlying any RSU at any time. Notwithstanding any election by the Corporation to settle the Award Value of any vested RSUs, or portion thereof, in Shares, the Corporation reserves the right to change its election in respect thereof at any time up until payment is actually made, and the holder of such vested RSUs shall not have the right, at any time to enforce settlement in the form of Shares of the Corporation.

Any amount payable to a Participant in respect of vested RSUs shall be paid to the Participant as soon as practicable following the Vesting Date and in any event within thirty (30) days of the Vesting Date and prior to the Outside Payment Date (provided that any amount payable with respect to a Vesting Date that occurs after the Forfeiture Date, but before the RSU has terminated in accordance with an applicable provision of Section 4.6, must occur not later than the Expiry Date).

Where the Corporation elects to pay any amounts pursuant to vested RSUs by issuing Shares, and the determination of the number of Shares to be delivered to a Participant in respect of a particular Vesting Date would result in the issuance of a fractional Share, the number of Shares deliverable on the Vesting Date shall be rounded down to the next whole number of Shares. No certificates representing fractional Shares shall be delivered pursuant to this Plan nor shall any cash amount be paid at any time in lieu of any such fractional interest.

11

ARTICLE V
EFFECT OF CORPORATE EVENTS

5.1 Alterations in Shares

In the event:

(a) of any change in the Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; or

(b) that any rights are granted to all or substantially all shareholders to purchase Shares at prices substantially below Fair Market Value; or

(c) that, as a result of any recapitalization, merger, consolidation or other transaction, the Shares are converted into or exchangeable for any other securities or property;

then the Board may make such adjustments to this Plan, to any RSUs and to any RSU Agreements outstanding under this Plan as the Board may, in its sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of amounts to be paid to Participants hereunder.

5.2 Merger and Sale, etc.

Except in the case of a transaction that is a Change of Control and to which Section 5.3 applies, if the Corporation enters into any transaction or series of transactions whereby the Corporation or all or substantially all of the assets would become the property of any other trust, body corporate, partnership or other person (a "Successor"), whether by way of takeover bid, acquisition, reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise, prior to or contemporaneously with the consummation of such transaction the Corporation and the Successor will execute such instruments and do such things as the Board or the Committee may determine are necessary to establish that upon the consummation of such transaction the Successor will assume the covenants and obligations of the Corporation under this Plan and the RSU Agreements outstanding on consummation of such transaction. Any such Successor shall succeed to, and be substituted for, and may exercise every right and power of the Corporation under this Plan and RSU Agreements with the same effect as though the Successor had been named as the Corporation herein and therein and thereafter, the Corporation shall be relieved of all obligations and covenants under this Plan and such RSU Agreements and the obligation of the Corporation to the Participants in respect of the RSUs shall terminate and be at an end and the Participants shall cease to have any further rights in respect thereof including, without limitation, any right to acquire Shares upon vesting of the RSUs.

5.3 Change of Control

Notwithstanding any other provision in this Plan but subject to any provision to the contrary contained in an RSU Agreement or other written agreement (such as an agreement of employment) between the Corporation and a Participant, if there takes place a Change of Control, the Board or the Committee shall have the absolute discretion to determine if all issued and outstanding RSUs shall vest (whether or not then vested) upon the Change of Control and the Vesting Date shall be the date which is immediately prior to the time such Change of Control takes place, or at such earlier time as may be established by the Board or the Committee, in its absolute discretion, prior to the time such Change of Control takes place.

12

ARTICLE VI GENERAL

6.1 Compliance with Laws

The Corporation, in its sole discretion, may postpone the issuance or delivery of any Shares that it elects to issue pursuant to any RSU to such date as the Committee may consider appropriate, and may require any Participant to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of Shares in compliance with applicable laws, rules and regulations, except that in no event may the issuance of such Shares in respect of a RSU occur after the Outside Payment Date. The Corporation shall not be required to qualify for resale pursuant to a prospectus or similar document any Shares that it elects to issue pursuant to the Plan, provided that, if required, the Corporation shall notify the Exchange and any other appropriate regulatory bodies in Canada and the United States of the existence of the Plan and the granting of RSUs hereunder in accordance with any such requirements.

6.2 General Restrictions and Assignment

Except as required by law, the rights of a Participant hereunder are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the Participant.

The rights and obligations hereunder may be assigned by the Corporation to a Successor to the business of the Corporation.

6.3 Market Fluctuations

No amount will be paid to, or in respect of, a Participant under this Plan to compensate for a downward fluctuation in the price of Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose. The Plan will be unfunded.

The Corporation makes no representations or warranties to Participants with respect to this Plan or the RSUs whatsoever. Participants are expressly advised that the value of any RSUs and Shares under this Plan will fluctuate as the trading price of Shares fluctuates.

In seeking the benefits of participation in this Plan, a Participant agrees to exclusively accept all risks associated with a decline in the market price of Shares and all other risks associated with the holding of RSUs.

6.4 No Shareholder Rights

Until Shares have actually been issued and delivered should the Corporation elect to so issue Shares in accordance with the terms of the Plan, a Participant to whom RSUs have been granted shall not possess any incidents of ownership of such Shares including, for greater certainty and without limitation, the right to receive dividends, if any, on such Shares and the right to exercise voting rights in respect of such Shares.

13

6.5 Section 409A

This Plan, the RSUs and payments made to U.S. Participants pursuant to this Plan are intended to comply with, or qualify for an exemption from, the requirements of Section 409A of the Code and shall be construed consistently therewith and shall be interpreted in a manner consistent with that intention. Terms defined in this Plan shall have the meanings given to such terms under Section 409A of the Code if and to the extent required to comply with Section 409A. Notwithstanding any other provision of this Plan, the Corporation reserves the right, to the extent it deems necessary or advisable, in its sole discretion, to unilaterally amend the Plan to ensure that all RSUs issued to U.S. Participants are awarded in a manner that qualifies for exemption from, or complies with, Section 409A, provided, however, that the Corporation makes no undertaking to preclude Section 409A from applying to an award of RSUs, and the U.S. Participant or his or her estate, as the case may be, is and shall at all times be solely responsible for the payment of all taxes and penalties under Section 409A. The Corporation, its affiliates, directors, officers and agents shall have no liability to a U.S. Participant, or any other party, if an RSU that is intended to be exempt from, or compliant with, Section 409A is not so exempt or compliant, or for any action taken by the Committee.

6.6 Governing Law

The validity, construction and effect of this Plan and any actions taken or relating to this Plan shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

6.7 Currency

All amounts paid or values to be determined under this Plan shall be in Canadian dollars.

6.8 Severability

The invalidity or unenforceability of any provision of this document shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from this document.

6.9 Effective Time

This Plan shall be effective as of August 20, 2020.